FINANCIAL HIGHLIGHTS

As at and for the three months ended September 30
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	2009	2008	% Change

Net income (loss)	$(138)	$507	-
Net income (loss) attributed to participating policyholders	34	(3)	-
Net income (loss) attributed to shareholders	$(172)	$510	-
Preferred share dividends	(21)	(7)	-
Net income (loss) available to common shareholders	$(193)	$503	-

Premiums and deposits
Life and health insurance premiums 1	$3,601	$4,017	(10)
Annuity and pension premiums	1,758	1,157	52
Segregated funds deposits	4,370	4,367	-
Mutual fund deposits	2,118	2,173	(3)
Institutional advisory account deposits	758	1,646	(54)
ASO premium equivalents	635	601	6
Group Benefits ceded 1	909	-	-
Other fund deposits	204	123	66
Premiums and deposits excluding variable annuities	$14,353	$14,084	2
Variable annuities premium and deposits	1,885	4,006	(53)
Total premiums and deposits	$16,238	$18,090	(10)

Funds under management
General fund	$188,465	$165,163	14
Segregated funds	187,582	165,488	13
Mutual funds	32,310	28,213	15
Institutional advisory accounts	21,235	20,304	5
Other funds	6,952	6,112	14
Total funds under management	$436,544	$385,280	13

			% of Total	% of Total
Capital			2009	2008
Liabilities for preferred shares and qualifying capital instruments	$4,043	$3,043	13	11
Non-controlling interest in subsidiaries	216	167	1	1
Equity
Participating policyholders' equity	103	61	-	-
Shareholders' equity
Preferred shares	1,419	638	5	2
Common shares	16,444	13,943	53	49
Contributed surplus	176	156	1	1
Retained earnings 2	12,289	15,116	40	53
Accumulated other comprehensive loss on AFS securities and translation of net foreign operations	(3,950)	(4,868)	(13)	(17)
Total capital	$30,740	$28,256	100	100

Selected key performance measures
Basic earnings (loss) per common share	$(0.12)	$0.34
Diluted earnings (loss) per common share	$(0.12)	$0.33
Return on common shareholders' equity (annualized) 3	(3.0)%	8.2%
Book value per common share	$15.30	$16.26
Common shares outstanding (in millions)
End of period	1,623	1,492
Weighted average - basic	1,615	1,492
Weighted average - diluted	1,615	1,503

1 At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported in the income statement. The Company continues to retain certain benefits and certain risks on this business and the associated direct premiums continue to be included in the overall premiums and deposits metric as "Group Benefits ceded".

2 Opening retained earnings at January 1, 2007 have been reduced by $229 relating to an understatement of policy liabilities and an understatement of future income tax liabilities relating primarily to periods prior to the merger with John Hancock Financial Services,
Inc. in April 2004.

3 Return on common shareholders' equity is net income (loss) available to common shareholders divided by average common shareholders'
equity excluding accumulated other comprehensive income (loss) on AFS securities and cash flow hedges.

Manulife Financial Corporation – 2009 Q3 Report

MESSAGE TO SHAREHOLDERS

On November 5, Manulife Financial reported its financial and operating results for the third quarter of 2009.  Our underlying earnings, business performance and asset quality remained strong this quarter but our results were impacted by lower corporate bond rates and increased reserves for changes in actuarial assumptions. This resulted in a net loss of $172 million.

Notwithstanding the net loss for the quarter, we have continued to grow and strengthen our Company through a variety of actions:

This quarter, sales increased across almost every one of our product lines - with the exception of variable annuity products where we are consciously taking steps to rebalance our overall product risk and mix and improve profitability.

Our Asian and Japan businesses delivered strong results with record insurance sales including significant market share gains in Japan and Indonesia and further expansion in China.

Canada’s group businesses and fixed wealth products recorded particularly strong sales increases. In addition, our acquisitions of AIC’s retail funds and Pottruff & Smith in Canada will further strengthen our position in mutual funds and travel insurance.

In the U.S., we strengthened important distribution relationships and increased our sales across almost every product line compared to the previous quarter. Our leadership in wealth management was recognized with three new Five-Star Morningstar Ratings1 for our managed funds and with John Hancock ranked third largest provider of Lifestyle/Lifecycle funds in the industry.

We are also taking important steps to enhance our shareholders’ value through actions to improve our margins across a range of product lines. We are doing this through higher pricing, adjustments to sales compensation and more favourable reinsurance terms.

We improved our equity risk profile through product and asset mix changes and by taking advantage of higher equity markets to opportunistically hedge a further $3.8 billion of our in-force variable annuity business. We now have approximately 30 per cent of our guaranteed value book hedged or reinsured.

We continue to focus on fortifying capital. At 229 per cent, our MCCSR ratio remained strong this quarter. In addition, we expect to retain earnings of approximately $1 billion per year as a result of our decision to retain half of our previous cash dividend and implementation of our dividend reinvestment program. We are also working toward completion of a merger of our US subsidiaries that will enhance efficiencies of capital and operating costs and reduce the sensitivity of our MCCSR to equity market levels. Subject to regulatory approvals, we expect to complete this work by year end.

Overall, Manulife remains well placed to take advantage of the long term impact of the recent financial crisis. We continue to see a growing abundance of acquisition opportunities across a variety of markets and I am confident there will be a continuing supply over the coming years. These flow, one way or another, from the financial crisis. Manulife is well positioned, with the ability to grow both organically and through acquisitions.

Looking ahead, we will continue to build upon Manulife’s scale and strengths which include very strong asset quality, well recognized brands, leading products and distribution, excellence in investment management and good positioning in key growth markets.

I remain very optimistic about our future and I am especially proud that, in this economic climate, consumers from Asia to North America are turning in growing numbers to Manulife and John Hancock as the strong, reliable, trustworthy and forward thinking partners best able to support them with their most important financial decisions.

Donald A. Guloien
President and Chief Executive Officer

Manulife Financial Corporation – 2009 Q3 Report

OPERATING HIGHLIGHTS

Insurance

•
Insurance sales experienced sequential increases over the prior two quarters across most business segments.  Total insurance sales increased by two per cent over the prior year, on a constant currency basis, as strong advances in Asia and Canada were partially offset by a decline in the U.S.

•
In the U.S., overall insurance sales improved by 18 per cent from the prior quarter, but were down six per cent from prior year levels, with both Life and Long-Term Care experiencing significant improvements over the prior two quarters, but falling short of prior year levels by four and 13 per cent, respectively.  Despite general economic trends, Life sales topped US$200 million in the quarter and Long-Term Care sales were robust compared to strong prior year comparables. Since the end of the first quarter, Life has introduced higher prices on its Term and Universal Life offerings while Long-Term Care has introduced new features and increased pricing on its group segment.

•
In Canada, overall insurance sales increased by six per cent over prior year levels, with Group Benefits sales up 12 per cent, partially offset by a four per cent decline in Individual Insurance sales. Subsequent to the quarter, Affinity Markets announced the acquisition of Pottruff & Smith Travel Insurance Brokers Inc., one of the largest travel insurance brokers and third-party administrators in Canada.  This acquisition solidifies Manulife’s position as one of Canada’s largest providers of travel insurance services, with a stronger platform for long-term growth as a travel insurer.

•
In Asia, record insurance sales levels were achieved in the quarter, with overall sales exceeding the prior year by 16 per cent on a constant currency basis. Japan sales were up seven per cent over the prior year while Hong Kong sales increased by 29 per cent, with strong sales momentum bolstered by new product offerings and distribution initiatives.  Japan and Indonesia reported significant market share gains in 2009 reflecting consumer flight to quality.  China sales also continued to grow, up 18 per cent in the quarter, reflecting contributions from new offices opened in the prior year and recent marketing initiatives.  During the quarter, Manulife continued to expand its operations in China receiving an additional license in the Province of Tianjin.  This brought the total number of licenses to 38, among the most of any foreign life insurance company in China.

Wealth Management

•
Wealth sales, excluding variable annuity products, increased by four per cent over prior year levels on a constant currency basis, driven by fixed return product sales in the U.S. and Canada.  Fixed return product sales continued to outpace prior year levels as consumers sought more stable investment returns.

•
Variable annuity sales were less than half of prior year levels following from the Company’s on-going risk management initiatives across all geographies and, to a lesser extent, general economic conditions.

•
In the U.S., wealth sales excluding variable annuity products improved by 21 per cent over the prior quarter, and were in line with prior year levels.  All product segments other than variable annuity products experienced double digit growth over prior quarter levels, with fixed return product sales up 16 per cent, retirement plan sales up 30 per cent and mutual fund sales up 18 over the second quarter of 2009.  Compared to prior year, fixed return product sales were up 37 per cent, retirement plan sales were flat, and mutual and other fund sales were down 12 per cent.  During the quarter, John Hancock expanded its growing relationship with Edward Jones, announcing a distribution agreement whereby financial advisors will have access to the John Hancock 401(k) retirement plan platform.  This has further leveraged the strong relationship that has been built with Edward Jones by the John Hancock Long-Term Care and Variable Annuity businesses.

Manulife Financial Corporation – 2009 Q3 Report

•      John Hancock Lifestyle Portfolios offered through mutual fund, variable annuity and 401(k) wealth management product lines have continued to produce very strong returns through September 30, 2009.  The Lifestyle Portfolios that underlie the mutual fund and 401(k) products rank in the 8th, 11th, 13th, 14th and 29th percentiles of their Morningstar peer groups year-to-date for Balanced, Aggressive, Growth, Moderate and Conservative, respectively2. John Hancock is ranked as the third largest provider of lifestyle/lifecycle asset allocation solutions in the industry as of September 30, 2009, according to data from Strategic Insight, with over $55 billion in assets under management.

•
In Canada, wealth sales excluding variable annuity products increased by five per cent over the prior year.   Strong increases in fixed products and group retirement sales more than offset declines in Manulife Bank loan volumes. Fixed products sales increased by 57 per cent while group retirement sales more than quadrupled prior year levels, driven by record sales of group annuities. Year-to-date, group retirement sales exceeded $1 billion reflecting strong results in the defined contribution market.

•
During the quarter, Manulife Mutual Funds announced the acquisition of AIC Limited’s Canadian retail investment fund business. This acquisition added $3.8 billion of assets under management, an increase of approximately 40 per cent to the Canadian Division’s mutual fund platform, increasing scale and bolstering the division’s presence in the Canadian retail investment fund market.

•
In Asia, wealth sales excluding variable annuity products increased by 59 per cent over the prior year, driven by strong growth in Indonesia.  Indonesia fund sales more than tripled, benefiting from the equity market recovery.

Corporate

•
During the quarter, the Company raised $1 billion through the issuance of Innovative Tier 1 Notes. The notes pay 7.405 per cent per annum until December 30, 2019, with 5 year resets thereafter equal to 5-year Government of Canada bonds plus 5 per cent. The notes may be redeemed in whole or in part on or after December 31, 2014, with regulatory (OSFI) approval.

•
In a separate news release, the Company also announced today that the Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of the Company, payable on and after December 21, 2009 to shareholders of record at the close of business on November 17, 2009.

•	The Company is proud to have recently appointed two highly qualified and distinguished Directors to its Board:

•
Linda Bammann was appointed to the Board of Directors of Manulife Financial Corporation and The Manufacturers Life Insurance Company effective August 5, 2009.  Ms. Bammann joins Manulife’s Board possessing strong risk management expertise and first hand management experience from her senior executive risk management positions with several large U.S. banks, including JPMorgan Chase and Bank One.

•
John Palmer was appointed to the Board of Directors of Manulife Financial Corporation and The Manufacturers Life Insurance Company effective November 4, 2009.  Mr. Palmer brings extensive financial institution experience to Manulife’s Board, including seven years as Superintendent of Financial Institutions of Canada. Mr. Palmer was the Deputy Managing Director of the Monetary Authority of Singapore and has advised other regulators including the Australian Prudential Regulation Authority.  He is a chartered accountant and previously was Canadian Managing Partner and Deputy Chairman of KPMG LLP (Canada).

Manulife Financial Corporation – 2009 Q3 Report

Awards & Recognition
Manulife Financial received recognition from several organizations in the quarter, including the following:

•
In Canada, Individual Wealth Management operations received Level Four certification and the prestigious gold award for outstanding achievement in quality from the National Quality Institute ("NQI"). This is the highest level of achievement under NQI's Progressive Excellence program which measures excellence in multiple categories, including Customer, People, Process management, Partnerships, Responsibility to society, and Owner/shareholder.

•
In the U.S., John Hancock Long-Term Care was voted #1 in all 11 categories of Agent’s Sales Journal magazine’s 2009 LTCI Carrier Report Card.  Categories included products and features, marketing and sales materials, product and sales training, and meeting the overall needs of the market segment.

•
In Indonesia, Manulife was awarded "Best Life Insurance Company 2009" by Bisnis Indonesia Daily, the first national business newspaper of Indonesia.  The awards theme for judging the 129 entrants this year was "Survival and Profitability."  Despite the global financial crisis, Manulife Indonesia experienced strong growth and was acknowledged with this prestigious award as the best company in the life insurance category.  This is the first time Manulife has been awarded this honour.

•
MFC Global Investment Management (“GIM”) earned new Five Star Morningstar Ratings for three of its managed John Hancock funds including the Large Cap Equity, Global Opportunities and Strategic Income funds in Morningstar’s September 2009 U.S. mutual fund rankings.  Morningstar’s Five Star Rating is the highest rating achievable, and awarded to the top 10 per cent of funds in a given category, based on past returns and volatility.

1
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10-year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

2
The Morningstar percentile ranking compares a Fund's Morningstar risk and return scores with all the Funds in the same Category, where 1= Best and 100= Worst.  The rankings above are based on the period from 1/1/09 to 9/30/09 for John Hancock Lifestyle Portfolios, Class A.  Lifestyle Aggressive was ranked 208 out of 2,028 funds in the Large Cap Blend category, Lifestyle Growth was ranked 251 out of 2,028 funds in the Large Cap Blend category, Lifestyle Balanced was ranked 97 out of 1,218 funds in the Moderate Allocation category, Lifestyle Moderate was ranked 91 out of 647 funds in the Conservative Allocation category, and Lifestyle Conservative was ranked 189 out of 647 funds in the Conservative Allocation category.

Manulife Financial Corporation – 2009 Q3 Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS

(unaudited)

	Quarterly Results
	3Q09	2Q09	3Q08
Net Income (Loss) Attributed to Shareholders (C$ millions)	(172)	1,774	510
Net Income (Loss) Available to Common Shareholders (C$ millions)	(193)	1,758	503
Diluted Earnings (Loss) per Common Share (C$)	(0.12)	1.09	0.33
Return on Common Shareholders’ Equity (1) (%, annualized)	(3.0)	26.9	8.2
Premiums & Deposits (1) (C$ millions)	16,238	19,196	18,090
Funds under Management (1) (C$ billions)	436.5	420.9	385.3
Capital (1) (C$ billions)	30.7	31.1	28.3

(1) This item is a non-GAAP financial measure. For a discussion of our use of non-GAAP financial measures, see “Performance and Non-GAAP Measures” below.

Net Income (Loss)

The Company’s net loss attributed to shareholders for the third quarter was $172 million, compared to net income attributed to shareholders of $510 million reported a year ago. Earnings in both periods were affected by the capital markets and this quarter’s results also included a charge of $783 million related to changes in actuarial methods and assumptions.   These items are expanded on below.

During the quarter, North American equity markets increased (the S&P 500 increased 15 per cent and the TSX was up 10 per cent), and the Japanese TOPIX index was down two per cent.  The overall positive market performance generated non cash gains of $1.2 billion, consisting of $1.0 billion related to segregated fund guarantees and the remainder split between capitalized variable universal life product fee income and gains on equities supporting policy liabilities.  These equity related gains were offset by the impact of a decline in interest rates in the quarter.

During the quarter, interest rates on corporate bonds declined by approximately 15 to 35 basis points in Canada and by approximately 55 to 85 basis points in the U.S.  As a result of the interest rate declines in the quarter, particularly for corporate bonds, we reported a non cash charge of $1.2 billion.  Changes in interest rates impact the actuarial valuation of in-force policies by changing the future returns assumed on the investment of net future cash flows.  The decline in interest rates similarly impacted the investment returns assumed for new business written in the quarter, particularly in U.S. Insurance.

Impairments recorded in the quarter reduced earnings by $111 million and consisted of $30 million related to credit losses, $6 million related to downgrades, $32 million of other than temporary impairments (“OTTI”) on equity positions in the Corporate and Other Segment and $43 million of OTTI on private equity investments.

Market conditions also reduced the value of real estate appraisals and reduced private equity returns.  These charges were mostly offset by the favourable impact of tax items and gains related to the recapture of reinsurance treaties.

The post tax charge of $783 million from the review of actuarial methods and assumptions included increases in policy liabilities related to changes in future morbidity assumptions and policyholder behaviour assumptions, partially offset by decreases in policy liabilities for changes in mortality, expenses and investment related assumptions.  These items are expanded upon in the section below titled “Impact of Q3 Changes in Assumptions and Methodology”. The charge included $469 million due to changes in assumptions on policyholder behaviour for segregated fund guarantee products, which was within the Company’s previously communicated expectations of less than $500 million, after tax, provided with the second quarter results.

Manulife Financial Corporation – 2009 Q3 Report

In addition to the tax items referred to above, a portion of the equity related gains as well as some interest related gains were subject to lower tax rates than were the other interest and investment related losses. The effective tax rate, in the quarter, adjusted for these tax items was similar to that in the prior year.

In the third quarter of 2008, market turmoil including unprecedented equity market volatility and financial sector credit related defaults reduced earnings by approximately $827 million; comprised of equity market related charges of $556 million, credit losses of $254 million and an OTTI charge of $17 million.  Partially offsetting these investment losses were investment related gains of $318 million from supporting our long-term insurance obligations with more non fixed income assets, adding longer duration fixed income assets and the favourable impact of widening spreads and steepening interest rates.  Also in the third quarter of 2008, net changes in actuarial methods and assumptions decreased earnings by $7 million pre tax or $27 million post tax.  The changes included a $641 million, post tax, increase in segregated fund guarantee reserves to the high end of the range permitted by professional actuarial standards and a $578 million, post tax, reduction in the provision for adverse deviation for interest rate risk as well as other smaller basis changes in the quarter which netted to a $36 million post tax reduction in policy liabilities.

Year-to-date net income attributed to shareholders was $534 million compared to $2,387 million in 2008.

Normalized Earnings and Adjusted Earnings from Operations

In our second quarter report in the section entitled “Normalized Earnings”, we provided forward-looking information for “normalized earnings”, which is a non-GAAP measure.  In this report we have compared our estimate at June 30, 2009 of normalized earnings with the adjusted earnings from operations for the third quarter which exclude the items that we excluded in arriving at our estimate of normalized earnings at June 30, 2009.  For clarity, in this and future reports, we will refer to estimated adjusted earnings from operations, which is a non-GAAP measure.  However, we have calculated adjusted earnings from operations and estimated future adjusted earnings from operations in this report on the same basis as we estimated normalized earnings in our second quarter report.

Comparison with Third Quarter Actual Adjusted Earnings from Operations

Our estimate of adjusted earnings from operations for the financial quarter ended September 30, 2009 excluded equity  related gains and losses (to the extent actual gains and losses are different from those assumed in our estimates as described in footnote 1 to the “Reconciliation with GAAP Measure” table below and other than realized gains on our available-for-sale (“AFS”) equity portfolio); interest and other investment  related gains and losses; credit, OTTI and downgrades; policyholder experience  gains and losses;  tax related  provisions on leveraged lease investments; other tax items such as the outcomes  of tax appeals; and changes in actuarial methods and assumptions; the net effect  of which we are unable to reliably estimate.  Adjusted earnings from operations for the third quarter was $803 million, which is within our estimate of between $750 million and $850 million for the quarter.

Manulife Financial Corporation – 2009 Q3 Report

Reconciliation with GAAP Measure

The following table reconciles adjusted earnings from operations to our reported net loss for the third quarter:

C$ millions
Adjusted earnings from operations	803
Adjusting items:
Equity market gains (1)	1,201
Interest rate charges (2)	(1,222)
Credit and other impairments	(111)
Changes in actuarial methods and assumptions	(783)
Currency rates (3)	(27)
Other items (4)	(33)
Net Loss reported	(172)

(1)
 Adjusted earnings from operations excludes equity market changes that differ from our best estimate assumptions of 7.25% per annum in Canada, 8.0% per annum in the U.S., 5.0% per annum in Japan and 9.5% per annum in Hong Kong and excluding realized gains on our AFS portfolio.  For actuarial valuation purposes, these returns are reduced by margins for adverse deviation to determine net yields used in valuation.

(2)
Changes in interest rates impact the actuarial valuation of in-force policies by changing the future returns assumed on the investment of net future cash flows.  This impact is excluded when calculating adjusted earnings from operations.

(3)
Adjusted earnings from operations excludes the impact of changes in currency exchange rates from those in effect at June 30, 2009 when we originally provided our estimate of this amount.  Since that time, the Canadian dollar has strengthened and the Canadian dollar equivalent of one U.S. dollar has declined from $1.1625 as at June 30, 2009 to $1.0722 as at September 30, 2009.   The average daily exchange rate for the quarter was $1.098.  This decline has reduced net income by $27 million during the quarter but did not reduce adjusted earnings from operations.

(4)
Adjusted earnings from operations excludes certain other items:  the impact of the reduced value of real estate appraisals and reduced private equity returns partially offset by the favourable impact of closing uncertain tax positions, changes in tax methodology related to certain permanent differences, gains related to the recapture of reinsurance treaties and a small amount of policyholder experience gains.

Included in the adjusted earnings from operations for the third quarter of $803 million are $52 million of realized gains on our AFS equity portfolio which were largely offset by the negative impact of lower interest rates on new business written in the quarter.

Estimated Adjusted Earnings from Operations for remainder of 2009 and 2010

Given the current economic conditions including the volatility of equity markets, interest rates, the impact of current economic conditions on credit and other factors, we are providing forward-looking information for financial periods for the fourth quarter of 2009 and for all quarters in 2010 for what we refer to as adjusted earnings from operations.  The information in this section is forward-looking information and should be read in conjunction with the section below entitled “Caution Regarding Forward-Looking Statements”. This discussion should not be considered earnings guidance, particularly as it is not possible to predict near term market conditions and because adjusted earnings from operations excludes items that are included in GAAP net income or loss.  Estimated adjusted earnings from operations are based on assumptions that include our book of business, equity market growth as described in footnote 1 to the “Reconciliation with GAAP Measure” table above, foreign currency rates that are consistent with levels as at June 30, 2009, and other investment returns and policyholder experience consistent with our current best estimate actuarial assumptions.  As a result, it would exclude items such as:  investment related gains and losses (equity, interest rate, credit and other non fixed income)  where the returns differ from our best estimate policy liability assumptions (the assumptions for equity and interest rates are described in footnotes (1) and (2) to the “Reconciliation with GAAP Measure” table above); credit and OTTI losses on assets in the Corporate and Other segment; policyholder experience gains and losses; tax related provisions on leveraged lease investments; resolution of uncertain tax positions as a result of settlements or closing of tax years; changes to tax rates; changes in accounting policies; and changes in actuarial methods and assumptions.  It would, however, include gains, but not losses or other impairments, realized on AFS assets.  We adjust for these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance.  We are unable to reliably estimate the net effect of these items and adjusting for these items does not imply they are non-recurring.

Manulife Financial Corporation – 2009 Q3 Report

We estimate adjusted earnings from operations to be between $750 million and $850 million per quarter for the remainder of 2009 and 2010.  Estimated adjusted earnings from operations would imply a return on common shareholders’ equity of approximately 12 per cent. Actual reported quarterly results will differ from estimated adjusted earnings from operations as a result of any changes in the factors outlined above.  See also “Risk Factors” in our most recent Annual Information Form, “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports for other factors that could impact adjusted earnings from operations and actual reported results.

Loss per Share and Return on Common Shareholders’ Equity

Third quarter loss per common share was $0.12, compared to earnings per share of $0.33 in 2008 on a fully diluted basis. Return on common shareholders’ equity was minus 3.0 per cent for the three months ended September 30, 2009 (plus 8.2 per cent for the three months ended September 30, 2008). Return on common shareholders’ equity, a non-GAAP financial measure, is calculated excluding Accumulated Other Comprehensive Income (Loss) on AFS securities and cash flow hedges. See “Performance and Non-GAAP Measures” below.

Premiums and Deposits 1

Premiums and deposits excluding variable annuities amounted to $14.3 billion in the third quarter of 2009, compared to $14.1 billion for the same period last year.

Premiums and premium equivalents1 related to the insurance businesses were $5.1 billion, an increase over the prior year of seven per cent on a constant currency basis.  The Company’s Consolidated Statements of Operations show a decline in premiums as a result of an external reinsurance agreement related to Canada Group Benefits.  As the agreement provides that the Company retains certain upside benefits and certain risks, we continue to include the associated direct premiums as part of the premiums and deposits metric.  Driven by growth in the in-force business, insurance premiums and premium equivalents increased 10 per cent in the U.S., five per cent in Canada and 14 per cent in Asia and Japan.

Annuity and pension premiums excluding variable annuities were $1.8 billion compared to $1.2 billion in the prior year, fueled by the increased demand for fixed return wealth products and group annuity sales in Canada.

Deposits excluding variable annuities were $7.5 billion in the quarter, a decline of $0.8 billion from the prior year.  The decline results from a decrease in Institutional Advisory Account deposits, where the deposit recognition is based on winning new mandates.

Variable annuity and segregated fund deposits of $1.9 billion declined by $2.1 billion, or more than half of the prior year’s deposits, as a result of the Company’s on-going risk management initiatives across all geographies and, to a lesser extent, general economic conditions.

Funds under Management 1

Total funds under management as at September 30, 2009 were $436.5 billion, up from $385.3 billion at September 30 last year. The increase was a result of positive policyholder cash flows of $20 billion, an increase in capital of $2.4 billion as described in the section below, and the cumulative positive impact over the last four quarters of investment returns. The growth in funds under management also includes the acquisition of AIC Limited’s retail investment fund business which closed in September 2009 and added $3.8 billion to mutual fund assets under management.

Capital 1

Total capital was $30.7 billion as at September 30, 2009, $2.4 billion higher than $28.3 billion as at September 30, 2008.  Capital increased by $2,275 million from the issuance of common shares in the fourth quarter of 2008, $800 million from the issuance of preference shares in the first half of 2009, $1,000 million from the issuance of Innovative Tier 1 notes in the third quarter of 2009, $565 million of net unrealized gains

1	Premiums and deposits, premiums and premium equivalents, funds under management and capital are all non-GAAP measures. See “Performance and Non-GAAP Measures” below.

Manulife Financial Corporation – 2009 Q3 Report

on AFS assets and $353 million from a weakening Canadian dollar.  These increases were partially offset by the cumulative effect over the last twelve months of $1,294 million of net losses and $1,370 million of shareholder dividends paid in cash.

Regulatory capital adequacy is primarily managed at the operating insurance company level (MLI and John Hancock Life Insurance Company (“JHLICO”)).  MLI’s Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio of 229 per cent as at September 30, 2009 has increased by 36 points from 193 per cent as at September 30, 2008.   The increase in the ratio resulting from capital injections from Manulife Financial Corporation (“MFC”)’s capital raising activities more than offset the aggregate impact of net losses and dividends paid.

PERFORMANCE BY DIVISION

U.S. Insurance
	Quarterly Results
Canadian dollars	3Q09	2Q09	3Q08
Net Income (Loss) Attributed to Shareholders (millions)	(601)	(631)	311
Premiums & Deposits (millions)	2,020	1,962	1,842
Funds under Management (billions)	66.3	67.7	59.9

U.S. dollars
Net Income (Loss) Attributed to Shareholders (millions)	(547)	(541)	298
Premiums & Deposits (millions)	1,838	1,682	1,769
Funds under Management (billions)	61.8	58.2	56.5

U.S. Insurance recorded a net loss attributed to shareholders of US$547 million for the third quarter of 2009, compared with net income of US$298 million reported a year earlier.  The results in the third quarter of 2009 were driven by investment related losses on in-force business.  Other earnings components were also affected by the financial markets – the decline in interest rates also adversely impacted investment returns assumed for new business written in the quarter and was partially offset by the favourable impact on actuarial liabilities of the increase in equity markets on variable universal life products.  Adverse long-term care claims experience also contributed to the loss in the third quarter of 2009.  The results in the third quarter of 2008 included favourable investment related results.  On a Canadian dollar basis, the net loss attributed to shareholders for the third quarter was $601 million, compared to net earnings of $311 million reported a year earlier. The year-to-date net loss attributed to shareholders was US$1,162 million compared to net earnings of US$727 million in 2008.

Premiums and deposits for the quarter were US$1.8 billion, up four per cent from the third quarter of 2008 primarily due to higher universal life premiums, dampened by lower variable life deposits.

Funds under management were US$61.8 billion, up nine per cent from September 30, 2008 due to business growth and an increase in the market value of funds under management.

U.S. Wealth Management

	Quarterly Results
Canadian dollars	3Q09	2Q09	3Q08
Net Income (Loss) Attributed to Shareholders (millions)	593	1,551	(27)
Premiums & Deposits (millions)	7,169	7,956	8,367
Funds under Management (billions)	176.5	170.6	164.1

U.S. dollars
Net Income (Loss) Attributed to Shareholders (millions)	541	1,329	(25)
Premiums & Deposits (millions)	6,531	6,817	8,037
Funds under Management (billions)	164.6	146.7	154.8

Manulife Financial Corporation – 2009 Q3 Report

U.S. Wealth Management’s net income attributed to shareholders for the third quarter of 2009 was US$541 million, compared with a net loss of US$25 million reported a year earlier. Earnings in the third quarter of 2009 benefited from the impact of the favourable equity market performance on segregated fund guarantee reserves, partially offset by unfavourable movement in interest rates and other investment related results.  A loss was reported in the third quarter of 2008 as a result of the decline in equity markets and unfavourable investment related results, partially offset by the successful outcome of certain tax appeals.  On a Canadian dollar basis, net income attributed to shareholders for the third quarter was $593 million compared with a net loss of $27 million in 2008.  Year-to-date net income attributed to shareholders was US$1,365 million compared with US$391 million in 2008.

Premiums and deposits, excluding variable annuities, for the quarter were US$5.7 billion, down three per cent from US$5.9 billion for the third quarter of 2008 as a result of the impact of equity market volatility and the economic downturn on premiums and deposits in John Hancock Wealth Asset Management, partially offset by an increase in John Hancock Fixed Products sales.   Premiums and deposits of variable annuities were US$0.8 billion compared to US$2.1 billion in the third quarter of 2008 as a result of ongoing risk management initiatives and, to a lesser extent, general economic conditions.

Funds under management were US$164.6 billion, up US$9.8 billion or six per cent from September 30, 2008.  The increase was net of US$3.5 billion of scheduled maturities in Fixed Products over the last twelve months and driven by a combination of strong net policyholder cash flows, the cumulative four quarter impact of investment returns, and the additional assets to support the JH Variable Annuities segregated fund guarantee policy liabilities.

Canadian Division

	Quarterly Results
Canadian dollars	3Q09	2Q09	3Q08
Net Income Attributed to Shareholders (millions)	113	336	113
Premiums & Deposits (millions)	4,075	4,316	3,794
Funds under Management (billions)	101.1	91.2	84.2

Canadian Division’s net income attributed to shareholders for the third quarter of 2009 was $113 million, consistent with that reported a year ago. Earnings reflected good operational results, including favourable claims experience, focused expense management and business growth partially offset by adverse lapse experience on individual insurance.  The increase due to the impact of improved market performance on segregated fund guarantee reserves was offset by net investment related losses in the quarter and lower allocated interest on surplus.  Also included in the current quarter’s income were gains related to the recapture of reinsurance agreements in accordance with treaty provisions. The division had a net tax recovery in the quarter, as a portion of the investment related gains was subject to lower tax rates than were the investment related losses.  Year-to-date net income attributed to shareholders was $361 million compared to $669 million in 2008.

Premiums and deposits, excluding variable annuities, for the quarter were $3.3 billion, up 18 per cent from $2.8 billion in the third quarter of 2008.  The growth was driven by an 18 per cent rise in premiums and premium equivalents to $2.7 billion, reflecting record sales of fixed annuities in Group Savings & Retirement Solutions (“GSRS”) and higher volumes of retail fixed rate products as consumers’ investment conservatism continued.  Strong growth in retirement plan deposits from new sales and recurring deposit activity from a growing block of in-force participants also contributed to the increase.  Premiums and deposits of variable annuity products were $0.8 billion compared to $1.0 billion a year ago.

Funds under management grew by 20 per cent, or $16.9 billion, to $101.1 billion as at September 30, 2009. Positive net sales of retail segregated funds and fixed rate products, combined with modestly favourable market growth, and strong sales momentum in GSRS were key contributors to the year-over-year increase. Continued growth in Manulife One drove a 38 per cent rise in Manulife Bank invested assets.  In addition, the acquisition of the retail investment fund business of AIC Limited, which closed on September 25, added $3.8 billion to mutual fund assets under management.

Manulife Financial Corporation – 2009 Q3 Report

Asia and Japan Division

	Quarterly Results
Canadian dollars	3Q09	2Q09	3Q08
Net Income Attributed to Shareholders (millions)	417	885	216
Premiums & Deposits (millions)	1,949	2,477	2,169
Funds under Management (billions)	58.4	56.5	42.6

U.S. dollars
Net Income Attributed to Shareholders (millions)	380	758	208
Premiums & Deposits (millions)	1,775	2,122	2,084
Funds under Management (billions)	54.5	48.6	40.2

Asia and Japan Division’s net income attributed to shareholders for the third quarter of 2009 was US$380 million, up US$172 million from US$208 million a year earlier. Gains recorded on the variable annuity business in Japan as a result of improved equity market performance were partially offset by unfavourable investment related losses. On a Canadian dollar basis, net income attributed to shareholders was $417 million, up $201 million from a year ago. Year-to-date net income attributed to shareholders was US$1,256 million compared to US$606 million in 2008.

Premiums and deposits excluding variable annuity products for the quarter were US$1.5 billion, up 20 per cent from US$1.3 billion for the third quarter of 2008. Driving the result was the 13 per cent insurance premium growth from in-force business in Japan and Hong Kong coupled with higher mutual fund sales in Indonesia as a result of the market recovery.   Premiums and deposits of variable annuity products were US$0.3 billion compared to US$0.8 billion a year ago.

Funds under management were US$54.5 billion, up 35 per cent from September 30, 2008.  Growth was driven by net policyholder cash inflows of US$3.9 billion together with the positive impact of improving equity market performance, mainly in Hong Kong and Other Asia territories, in the past twelve months.

Reinsurance Division

	Quarterly Results
Canadian dollars	3Q09	2Q09	3Q08
Net Income Attributed to Shareholders (millions)	65	45	49
Premiums (millions)	267	292	272

U.S. dollars
Net Income Attributed to Shareholders (millions)	59	38	47
Premiums (millions)	243	250	261

Reinsurance Division’s net income attributed to shareholders for the third quarter of 2009 was US$59 million, compared to US$47 million reported a year earlier.  During the third quarter of 2009, favourable claims experience in Life Reinsurance and the favourable impact of the increase in the U.S. equity markets on segregated fund guarantee reserves were largely offset by investment related losses.  In the third quarter of 2008, the losses related to segregated fund guarantees were offset by investment related gains.  On a Canadian dollar basis, net income attributed to shareholders for the third quarter was $65 million, up $16 million from $49 million reported a year earlier.  Year-to-date net income attributed to shareholders was US$145 million, compared to US$165 million in 2008.

Manulife Financial Corporation – 2009 Q3 Report

Premiums for the quarter were US$243 million, down US$18 million or seven per cent from US$261 million for the third quarter of 2008.  The decline was due to lower Life Reinsurance premiums as a result of higher experience refunds and reduced International Group Program premiums due to the impact of the weakened Euro against the U.S. dollar.  Partly offsetting these declines were higher Property and Casualty premiums largely due to increased volumes.  On a Canadian dollar basis, premiums for the quarter were $267 million, down two per cent from $272 million reported in the third quarter of 2008.

Corporate and Other

	Quarterly Results
Canadian dollars	3Q09	2Q09	3Q08
Net Loss Attributed to Shareholders (millions)	(759)	(412)	(152)
Funds under Management (billions)	31.5	32.2	31.8

Corporate and Other is comprised of the earnings on excess residual capital (assets backing capital, net of amounts allocated to operating divisions), changes in actuarial methods and assumptions, Investment Division’s external asset management business and the John Hancock Accident and Health operation, which consists primarily of contracts in dispute, and other non-operating items.

Corporate and Other recorded a net loss attributed to shareholders of $759 million in the third quarter of 2009, compared to a net loss of $152 million a year earlier.  The current quarter included a charge for changes in actuarial methods and assumptions of $783 million compared to a charge of $27 million a year earlier. Excluding the changes in actuarial methods and assumptions, earnings were $24 million in the third quarter of 2009 and a loss of $125 million the prior year.  The increase of $149 million is primarily due to current period tax related benefits of $71 million and $52 million of realized gains on our available-for-sale equity portfolio.  The year-to-date net loss attributed to shareholders was $1,635 million compared to a net loss of $203 million in 2008.

Funds under management were $31.5 billion, down one per cent from September 30, 2008. This decrease is primarily due to higher assets allocated to the operating divisions, partially offset by funds received from debt and share capital issuances in the past twelve months.

RISK MANAGEMENT

The significant disruption of financial markets and severe deterioration of the economy during 2008 and early 2009 presented extraordinary challenges for the risk management function at the Company.  The Company’s balance sheet and earnings are sensitive to equity market performance, as well as changes in interest rates and credit deterioration.  As a result of the deterioration of the economy, these three factors have an increased impact, heightening the importance of managing risk and capital.

Under our equity and interest rate risk policies, we previously delegated authority to management to operate within enterprise-wide economic capital and earnings-at-risk limits related to equity and interest rate risks and required management to report to and seek authority from the Audit and Risk Management Committee of the Board of Directors when the exposure exceeded those limits. During the fiscal quarter ended September 30, 2009, we established new policies requiring management to develop plans to reduce publicly-traded equity risk and interest rate risk exposures to within specified economic capital, MCCSR and earnings-at-risk targets, but only when it is economical to do so.  These plans would involve limiting risk exposure arising from new sales and hedging a portion of the risks arising from our existing business. In particular, the plan would include re-balancing our variable annuity sales relative to other lines of business, hedging the equity and interest rate risks arising from the vast majority of new variable annuity sales according to the hedging approach described in “Variable Annuity and Segregated Fund Investment Related Guarantees” below, as well as continued re-design and re-pricing of new products to reduce risk, improve margins and increase their expected hedge effectiveness. The plan would also include hedging a material portion of our unhedged variable annuity guarantees only when it is economic to do so and hedging a portion of the interest rate risk arising from the uncertainty of returns achievable on future long-term insurance and long-term care recurring premiums only when it is economic to do so.

Manulife Financial Corporation – 2009 Q3 Report

There can be no assurance that the Company's exposure to publicly-traded equity performance and movements in interest rates will be reduced to within established targets. Depending on market conditions, including a sustained increase in equity market volatility or decline in interest rates, the costs of hedging the benefit guarantees provided in variable annuities may increase or become uneconomic, in which case we may reduce or discontinue sales of certain of these products.  In addition, there can be no assurance that the Company’s capital market hedging strategy will fully reduce the risks related to the guaranteed products being hedged.  Please see “Variable Annuity and Segregated Fund Investment Related Guarantees” below.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management” and “Critical Accounting and Actuarial Policies” in Management’s Discussion and Analysis in our most recent annual and interim reports and the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports.

Market Price and Interest Rate Risk

Due to the nature of the insurance business, invested assets and insurance liabilities as well as revenues and expenses are impacted by movements in capital markets and interest rates.  Accordingly, the Company considers these risks together to ensure that the risks in its asset and liability positions are properly managed.  These risks are referred to collectively as market price and interest rate risk – the risk of loss resulting from adverse movements in market prices, risk-free interest rates and credit spreads.

Interest rate risk arises within the Company’s general fund primarily due to the uncertainty of future returns on investments to be made as recurring premiums are received and as assets mature and must be reinvested to support longer dated liabilities.  Changes in interest rates impact cash flows over a very long period of time, and it is only over the lifetime of the Company’s liabilities that the ultimate profit or loss related to changes in interest rates will be known.   In the interim, changes in interest rates impact the value of the Company’s assets and liabilities.   Market price risk arises within the general fund as a result of investing in public equities, private equities, real estate, timber and agriculture, oil and gas and other assets.

Market price risk arises from the Company’s off-balance sheet products due mainly to the guarantees provided on variable annuity and insurance products, as well as the uncertainty of future levels of asset-based fees. Guarantees include minimum levels of death, maturity, income and withdrawal benefits on variable products. The Company mitigates its market price and interest rate risk arising from off-balance sheet products through benefit guarantee design, limitations on fund offerings and the use of capital markets hedging strategies for new business, and for a portion of our in-force business, both reinsurance and capital markets hedging strategies.

The impact on shareholders’ economic value and on net income attributed to shareholders due to changes in interest rates and market prices as at a specific date are based on a starting point and business and asset mix in place at that date, and assume that all other variables stay constant. Actual results can differ materially from these estimates for a variety of reasons including the interaction between these factors, changes in actuarial assumptions, changes in business mix, asset mix, effective tax rates and other market variables.

Impact on Shareholders’ Economic Value Arising from General Fund Interest Rate Risk

In order to manage the exposure to market price and interest rate risk, the Company monitors invested assets and the liabilities which they support under three broad categories: general fund liabilities supported with matching mandates, general fund liabilities supported with target return mandates, and exposures arising from off-balance sheet variable products and other managed assets.  General fund liabilities supported with matching mandates generally include insurance and wealth guaranteed benefit obligations falling within the terms for which fixed income assets are generally available in the market, and are supported by fixed income assets with closely matching term profiles.  General fund liabilities supported with target return mandates include guaranteed benefit obligations falling beyond the term for which fixed income assets are generally available in the market, as well as obligations related to products that generally pass through investment returns to policyholders. Assets supporting the shareholders’ equity account are generally managed under a target return mandate.

Manulife Financial Corporation – 2009 Q3 Report

The impact on shareholders’ economic value from interest rate movements is calculated as the change in the net present value of future cash flows related to assets, policy premiums, benefits and expenses, all discounted at market yields and adjusted for tax.  The table below shows the potential impact on shareholders’ economic value of an immediate change of one per cent in government, swap and corporate rates for all maturities across all markets.

1% change in interest rates	As at September 30, 2009		As at December 31, 2008
(Canadian $ in millions)	Increase	Decrease	Increase	Decrease
Matching mandates
Insurance	$200	$(290)	$30	$(90)
Wealth Management	-	10	(10)	10
Total matching mandates	$200	$(280)	$20	$(80)
Target return mandates
Insurance	$1,060	$(1,700)	$730	$(1,130)
Wealth Management	110	(240)	10	(110)
Shareholders' equity account	(290)	390	(370)	470
Total target return mandates	$880	$(1,550)	$370	$(770)
Variable annuity and segregated
fund guarantees	$120	$(170)	$210	$(250)
Total	$1,200	$(2,000)	$600	$(1,100)

Variable Annuity and Segregated Fund Investment Related Guarantees

The table below shows selected information regarding the Company’s variable annuity and segregated fund investment related guarantees:

As at			September 30, 2009			December 31, 2008
(Canadian $ in millions)	Guarantee value	Fund value	Amount at risk (4)	Guarantee value	Fund value	Amount at risk (4)
Gross living benefits(1)	$92,789	$83,014	$14,112	$95,297	$71,391	$25,086
Gross death benefits(2)	19,317	13,526	5,100	22,937	14,099	8,975
Total gross of reinsurance & hedging	$112,106	$96,540	$19,212	$118,234	$85,490	$34,061
Living benefits reinsured	$8,326	$5,878	$2,454	$10,049	$5,934	$4,115
Death benefits reinsured	6,321	4,767	1,796	7,960	5,134	3,137
Total reinsured	$14,647	$10,645	$4,250	$18,009	$11,068	$7,252
Total, net of reinsurance	$97,459	$85,895	$14,962	$100,225	$74,422	$26,809
Living benefits hedged (3)	$19,492	$19,474	$1,626	$5,731	$4,237	$1,494
Living benefits retained	$64,971	$57,662	$10,032	$79,517	$61,220	$19,477
Death benefits retained	12,996	8,759	3,304	14,977	8,965	5,838
Total, net of reinsurance and hedging	$77,967	$66,421	$13,336	$94,494	$70,185	$25,315

(1)	Living benefits include maturity/income/withdrawal/long-term care (“LTC”) benefits.

(2)	Death benefits include stand-alone guarantees and guarantees in excess of maturity/income/withdrawal/LTC guarantees where both death and living benefits are provided on a policy.

(3)	Gains on hedge instruments may not fully offset cost of guarantees on business hedged. The risks related to the hedging program are expanded on below.

(4)	Amount at risk is the excess of guaranteed values over fund values on all policies where the guaranteed value exceeds the fund value. This amount is not currently payable.

The Company expanded its capital markets hedging program during 2009.  The total amount of guarantee value hedged has increased to $19,492 million at September 30, 2009 from $5,731 million as at December 31, 2008.  The Company shorts exchange traded equity index and government bond futures and executes lengthening interest rate swaps to hedge sensitivity of Canadian GAAP liabilities to fund performance and interest rate risk arising from the variable annuities, and dynamically rebalances these hedge instruments as market conditions change in order to maintain the hedged position within internally established limits. The

Manulife Financial Corporation – 2009 Q3 Report

profit (loss) on the hedge instruments will not fully offset the gains or losses related to the guarantee liabilities hedged because the performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments, hedges are not executed on a small portion of the underlying funds for which no effective exchange traded hedge instrument is available, not all risks are hedged and Canadian GAAP liabilities embed some provisions for adverse deviation which are not hedged. The risks related to the hedging program are expanded on below.

Since Canadian GAAP guarantee liabilities are determined using long-term forward looking estimates of volatility and not current implied market volatility, Canadian GAAP guarantee liabilities, and consequently MCCSR Available Capital, have no sensitivity to changes in implied market volatility. Long-term forward-looking volatilities assumed for Canadian GAAP are approved by the Office of the Superintendant of Financial Institutions (“OSFI”) and meet the Canadian Institute of Actuaries calibration standards. To the extent that realized volatility exceeds the assumed long-term volatilities in any one period, there is a risk that rebalancing will be greater and more frequent, resulting in higher hedging costs in that period.

The level of guarantee claims ultimately paid will be impacted by policyholder longevity and policyholder activity including the timing and amount of withdrawals, lapses and fund transfers. The Company’s hedging program, utilizing capital markets hedge instruments, assumes long-term assumptions for longevity and policyholder behaviour. The risk related to longevity and policyholder behaviour is not hedged. The Company's capital markets hedging strategies are not intended to completely or fully eliminate the risks associated with the guarantees embedded in these products and the strategies expose the Company to additional risks. The program relies on the execution of derivative transactions in a timely manner and therefore hedging costs and the effectiveness of the program may be negatively impacted if markets for these instruments become illiquid. The Company is also subject to counterparty risks arising from the derivative instruments and to the risk of increased funding and collateral demands which may become material as markets and rates move. The hedging program is also highly dependant on complex systems and mathematical models that are subject to error, which rely on assumptions that may prove inaccurate, and which rely on sophisticated infrastructure and personnel which may fail or be unavailable at critical times.

Impact on Shareholders’ Economic Value from Variable Products and Other Managed Assets

The impact on shareholders’ economic value from changes in the market value of equity funds of variable products, mutual funds and institutional asset management operations is calculated as the present value of expected after-tax cash flows related to managing these assets and/or providing guarantees, discounted at market yields. The present value of expected after-tax cash flows related to guarantees is the average, across all investment return scenarios, of the present value of projected future guaranteed benefit payments, net of reinsurance and fee income allocated to support the guarantees. The table below shows the potential impact on shareholders’ economic value of an immediate ten per cent decline in the market value of equity funds.

10% decrease in market value of equity funds	As at September 30, 2009	As at December 31, 2008
Market-based fees	$(450)	$(380)
Variable product guarantees	(410)	(710)
Total	$(860)	$(1,090)

Net Income Sensitivity to Interest Rate and Market Price Risk

The potential impact on net income attributed to shareholders as a result of a change in policy liabilities for a one per cent increase in government, swap and corporate rates at all maturities across all markets was estimated to be a gain of approximately $1,600 million as at September 30, 2009 (December 31, 2008 – approximately $1,100 million) and for a one per cent decrease in government, swap and corporate rates at all maturities across all markets was estimated to be a charge of approximately $2,000 million as at September 30, 2009 (December 31, 2008 –approximately $1,300 million).

The net income sensitivity is based on a change to the current market interest rates, but assumes that long-term fixed income interest rates for new investments made or assets sold 20 or more years into the future assumed in the calculation of policy liabilities are unchanged.  For the first 20 years re-investment rates grade between current market rates and the rates assumed after 20 years.  It also assumes no gain or loss is realized on the fixed income investments that are designated as AFS in the Corporate and Other segment.

The potential annual impact on net income attributed to shareholders arising from variable products, including the impact on segregated fund fee income, and general fund assets supporting policy liabilities of an

Manulife Financial Corporation – 2009 Q3 Report

immediate ten per cent decline in equity market values followed by a return to normal market growth was  approximately $1,300 million at September 30, 2009 (December 31, 2008 – approximately $1,600 million).   The sensitivity assumes no gain or loss is realized on the equity investments that are designated as AFS in the Corporate and Other segment, nor does it include any changes in market-based fees on non-insurance businesses, such as mutual funds and institutional asset management.  Changes in equity markets also impact our available and required components of the MCCSR calculation.  The potential impact to MLI’s MCCSR ratio of an immediate ten per cent decline in equity market values is estimated to be a decrease of 15 points.

Variable annuity and segregated fund investment-related guarantees are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values.  If markets do not recover, liabilities on current in-force business would be due primarily in the period from 2015 to 2038.  The policy liability established for these benefits was $2,786 million at September 30, 2009 (December 31, 2008 – $5,783 million).

Letters of Credit

In the normal course of business, third party relationship banks issue letters of credit on our behalf. Our businesses utilize letters of credit for which third parties are the beneficiaries, as well as for affiliate reinsurance transactions between subsidiaries of MFC.  Letters of credit must be renewed periodically with renewal periods ranging from one year to 20 years. At time of renewal, the Company is exposed to repricing risk and under adverse conditions increases in costs will be realized. In the most extreme scenarios, letters of credit capacity could become constrained due to non-renewals. The Company did not experience any material change in capacity during the financial crisis of the past two years. There were no assets pledged against these outstanding letters of credit as at September 30, 2009.

Ratings

The Company has received security ratings from approved rating organizations on its outstanding medium-term notes, outstanding Tier 1 hybrid capital and its outstanding series of preferred shares. In addition, the Company and its primary insurance operating subsidiaries have received financial strength/claims paying ratings. The issuance of additional debt, hybrid or preferred share financing could put pressure on these ratings. If, in the view of the rating organizations, there is deterioration in capital flexibility, operating performance, or the risk profile of the Company, this could also put pressure on these ratings.

Capital

MFC is a holding company with no significant operations and its principal asset is the shares of its regulated insurance subsidiaries. These subsidiaries are subject to a wide variety of insurance and other laws and regulations intended to protect policyholders and beneficiaries rather than investors, including regulatory restrictions which may limit their ability to pay dividends or make distributions to MFC. As a result of the global financial crisis, there is increasing co-operation between international financial authorities and regulators in many countries are reviewing their requirements and considering potential changes. While the impact of these changes is uncertain, the Company anticipates that regulators, rating agencies and investors will expect higher levels of capital going forward. These changes could further limit the ability of the insurance subsidiaries to pay dividends or make distributions and have a material adverse effect on MFC's liquidity, including its ability to pay dividends to shareholders and service its debt.

In Canada, OSFI has announced that it (i) will be proposing a method for evaluating stand-alone capital adequacy for operating life insurance companies, such as MLI, (ii) is considering updating its regulatory guidance for non-operating insurance companies acting as holding companies, such as MFC, and (iii) is reviewing the use of internally-modeled capital requirements for segregated fund guarantees. The outcome of these initiatives is uncertain and could have a material adverse impact on the Company or on its position relative to that of other Canadian and international financial institutions with which it competes for business and capital.

Manulife Financial Corporation – 2009 Q3 Report

Currency Translation Risk
A substantial portion of our business is transacted in currencies other than Canadian dollars, mainly U.S. dollars, Hong Kong dollars and Japanese yen.  We also invest a substantial portion of our shareholders' equity in non-Canadian dollar denominated assets.  Our financial results are reported in Canadian dollars.  In the recent quarter, the Canadian dollar has continued to strengthen relative to these non-Canadian currencies, particularly the U.S. dollar, causing the translated value of reported earnings from these non-Canadian dollar denominated businesses to decrease and the translated value of our reported shareholders' equity to decline.  To the extent these exchange rates persist or the Canadian dollar continues to strengthen, there would be downward pressure on the translated value of reported earnings from those non-Canadian dollar denominated businesses.  Exchange rate fluctuations are beyond our control and can be significant.

CRITICAL ACCOUNTING AND ACTUARIAL POLICIES

Accounting Policies

Our significant accounting policies are described in note 1 of the annual consolidated financial statements on pages 58 to 61 of our 2008 Annual Report. Certain of these policies are recognized as critical as they determine the accounting in core areas of the business, require the use of estimates and assumptions about matters that are inherently uncertain and because actual results could differ from those estimates. Significant estimation processes relate to the determination of policy liabilities, evaluation of invested asset impairment, assessment of variable interest entities (“VIEs”), determination of pension and other post-employment obligations and expenses, income taxes and impairment testing of goodwill and intangible assets as described in pages 37 to 43 of our 2008 Annual Report. In addition, in the determination of the fair values of financial instruments, where observable market data is not available, management applies judgment in the selection of valuation models.  Updates to the determination of sensitivity of policy liabilities to changes in asset related assumptions and the results of the 2009 changes in actuarial policy liabilities are discussed below.

Sensitivity of Policy Liabilities to Changes in Assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after tax income to changes in asset return assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous change in the assumption across all business units. For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting liabilities.  Sensitivity of after tax income to changes in other policy liability assumptions has not changed materially from previous disclosure.

The impact on net income attributed to shareholders for these sensitivities is based on a starting point and business mix in place at that date, and assume that all other variables stay constant. Actual results can differ materially from these estimates for a variety of reasons including differences in the interaction between these factors, changes in actuarial assumptions, changes in business mix, effective tax rates, currency and other market variables.

Manulife Financial Corporation – 2009 Q3 Report

Sensitivity of Policy Liabilities to Changes in Asset Related Assumptions

	Increase (Decrease) in After-Tax Income
	September 30, 2009		December 31, 2008
(Canadian $ in millions)	increase	decrease	increase	decrease
Asset Related Assumptions Updated Quarterly
100 basis point parallel change in market interest rates (2)	1,600	(2,000)	1,100	(1,300)
10% change in public equity market values	(1)	(1,300)	(1)	(1,500)
10% change in other non fixed income market values	(1)	(700)	(1)	(600)

Asset Related Assumptions Updated Periodically in Valuation Basis Changes
100 basis point change in ultimate fixed income re-investment rates (3)	1,200	(1,700)	1,000	(1,300)
100 basis point change in future annual returns for equities (4)	800	(900)	1,100	(1,200)
100 basis point change in future annual returns for other non fixed income assets (5)	2,700	(2,900)	2,100	(2,300)
100 basis point change in equity volatility assumption for stochastic segregated fund modeling (6)	(300)	(1)	(1)	(1)

(1)	Sensitivities not provided.
(2)
Changes in market interest rates reflect a change to the current market interest rates, but assume that ultimate long-term fixed income re-investment rates (“URRs”) for new investments are unchanged. All interest rates are assumed to move in parallel (i.e., government bond rates, swap rates, corporate bond rates and other debt rates).

(3)   The long-term URRs are assumed to be changed, however starting interest rates are assumed to be current. Current URRs for risk free bonds in Canada are 2.4% per annum and 4.0% per annum for short and long-term bonds respectively, and in the U.S. are 2.2% per annum and 4.2% per annum for short and long-tem bonds respectively.

(4)
Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historic observed experience and are 7.25% per annum in Canada, 8.0% per annum in the U.S., 5.0% per annum in Japan and 9.5% per annum in Hong Kong.  These returns are then reduced by margins for adverse deviation to determine net yields used in the valuation.

(5)	Other non fixed income assets include commercial real estate, timber and agricultural real estate, oil and gas, and private equities.
(6)
Volatility assumptions for public equities are based on long-term historic observed experience and are 16.55% per annum in Canada, 15.55% per annum in the U.S., 18.35% per annum in Japan and 34.3% per annum in Hong Kong.

The increase in the sensitivity to changes in market interest rates is primarily due to the impact of the current lower market interest rates on liabilities with minimum interest guarantees and changes in lapse assumptions.  Under Canadian GAAP, we must test a number of prescribed interest scenarios. The interest scenario we have adopted uses the structure of the prescribed scenario that currently produces the highest policy liability, which is a gradual decline in market interest rates from current market levels to lower assumed ultimate re-investment rates over 20 years, with additional prudence introduced through use of lower ultimate re-investment rates than the maximum levels permitted.  The decrease in sensitivity to public equity market values reflects the impact of significantly improved equity markets in 2009, which has both reduced the liability for existing segregated fund guarantees and reduced the sensitivity of this liability to changes in equity market levels.  Additional sensitivity reduction resulted from the increase in the amount of business that is hedged.  Sensitivity to other non fixed income assets has increased from 2008 due to additional acquisitions of non fixed income assets in 2009 in support of the Company’s long-term investment strategy and the inclusion of the impact of future income taxes.

Review of Actuarial Methods and Assumptions

The comprehensive 2009 review of valuation methods and assumptions was completed in the third quarter of 2009. In previous years, the review was completed in the fourth quarter.

The 2009 review of the actuarial methods and assumptions underlying policy liabilities produced a net increase in the policy liabilities of $1,064 million in the third quarter. Net of the impacts on participating surplus and minority interests, this resulted in a decrease in net income attributed to shareholders of $783 million after tax. Year-to-date, the net increase in policy liabilities from valuation method and assumptions reviews is $1,562 million, with an after tax decrease of $1,139 million in net income attributed to shareholders.

Manulife Financial Corporation – 2009 Q3 Report

Impact of 2009 Q3 Changes in Assumptions and Methodology (by category)
(Canadian $ in millions)

Assumption	Policy Liabilities Increase (Decrease)	Post-tax Shareholders’ Income Increase (Decrease)	Description (pre-tax reserve impact)
Mortality / morbidity	$392	$(260)
Driven by increases due to impact from higher projected net long-term care claims costs. Partially offsetting these increases were reductions from mortality releases in Japan and the Reinsurance Division.

Lapses and other policyholder behaviour	1,245	(829)
Pre-tax $624 (post tax $469) of the increase is attributed to the lapse modeling for variable annuities in the U.S. and Japan to better reflect emerging recent surrender experience on policies that are in-the-money.  The balance is due to strengthening of policy liabilities for lowering of expected termination rates for a number of long duration protection businesses, most notably life insurance in Japan, U.S. and Canada, and U.S. Group Long-Term Care.

Expense	(119)	87
This is attributed to reductions in investment related expenses across most business units, partially offset by a net increase in projected business maintenance expenses primarily in U.S. Fixed Annuities.

Investment returns	(314)	126
There was a material release from the refinement to the modeling of future investment and re-investment strategies in a number of businesses, most materially Long-Term Care.  Offsetting these releases were increases in policy liabilities to reflect a net reduction in ultimate re-investment rates for shorter term investments and updating equity assumptions in the stochastic parameters for variable annuity business.

Other valuation model methodology and model refinements	(140)	93
A number of business specific modeling refinements were made to improve the projection of future cash flows on in-force business, resulting in a net decrease in policy liabilities. These were partially offset by a net increase from harmonizing the modeling of certain asset related items across businesses.

Total	$1,064	$(783)

Manulife Financial Corporation – 2009 Q3 Report

Impact of 2009 Q1 and Q2 Changes in Assumptions and Methodology (by category)

(Canadian $ in millions)

Assumption	Policy Liabilities Increase (Decrease)	Post-tax Shareholders’ Income Increase (Decrease)	Description (pre-tax reserve impact)
Mortality / morbidity	$80	$(52)	Increase related to impact of assumed future Long-Term Care experience.
Lapses and other policyholder behaviour	178	(178)	Pre-tax $182 increase from updates to Japan variable annuity partial withdrawal assumption.
Expense	(19)	13
Investment returns	(12)	9
Other valuation model methodology and model refinements	271	(148)	Pre-tax $221 increase from refinements to segregated fund guarantee reserve methodology.
Total	$498	$(356)

Goodwill
Goodwill is tested at least annually for impairment. Goodwill impairment testing will reflect the plans related to the repositioning of our variable annuity business.  Any potential impairment of goodwill, which could be material, is identified by comparing the estimated fair value of a reporting unit to its carrying value.

Accounting Adjustment

During the first quarter of 2009, the Company identified errors originating primarily from periods prior to our purchase of John Hancock.  The result of these errors included an understatement of policy liabilities of $182 million, approximately half of which should have been recorded at the April 2004 purchase date and the other half should have been recorded subsequently.  In addition, there was a net understatement of future income tax liabilities of $47 million, which includes amounts relating mostly to periods prior to acquisition, partially offset by the future taxes related to the amounts described above. Because these errors are not material to the financial statements for prior years, but correcting them in the first quarter would have materially distorted that quarter’s results, the Company has corrected the errors by reducing opening retained earnings as at January 1, 2007 by $229 million.

Accounting Changes

There have not been any significant changes to our accounting policies in 2009.

Future Changes in Accounting Policy

Transition to International Financial Reporting Standards (“IFRS”)

Publicly accountable enterprises in Canada are required to adopt IFRS for periods beginning on or after January 1, 2011.  The Company will adopt IFRS in its quarterly and annual reports starting with the first quarter of 2011 and will provide corresponding comparative financial information for 2010.

The Company is currently assessing the first time adoption and transitional options under IFRS. No IFRS accounting policy decisions or elections have been finalized to date and, until this process is complete, the impact of adopting IFRS on the Company’s future financial position and future results cannot be reasonably determined.

Manulife Financial Corporation – 2009 Q3 Report

The international financial reporting standard that addresses the measurement of insurance contracts is currently being developed and is not expected to be in place by January 1, 2011.  Therefore, upon initial adoption of IFRS the Company will continue to measure insurance liabilities using the Canadian Asset Liability Method (“CALM”).   Under CALM, the measurement of actuarial liabilities is based on the carrying value of assets required to support those liabilities.  Consistent with the results of the adoption of CICA Handbook Section 3855, when IFRS is adopted any change in the carrying value of the invested assets that support insurance liabilities will be offset by a corresponding change in reserves and therefore is not expected to have a material impact on net income.

Our transition status is currently on-track in accordance with our overall implementation plan.

Based on the analysis performed to date, we do not expect significant impacts to the financial statements upon adoption of IFRS in 2011.  Some presentation differences will arise as we expect additional assets and liabilities from off-balance sheet investments to be consolidated and reinsurance balances will be presented on a gross basis.  Minor measurement differences are expected to arise for:  products that do not meet the definition of insurance; certain invested assets including real estate, agricultural assets and leveraged leases; and for certain hedge relationships. In addition, certain changes to tax accounting, including the tax effects of the above noted changes, are expected to arise.  We are currently evaluating the potential financial statement impact of these and other accounting differences.

As mentioned above, the IFRS standard for insurance contracts is currently being developed.  We do not expect that it will become effective, and therefore adopted, until at least 2013.  Depending on the requirements of the final standard, its adoption could have a material adverse effect on the Company’s reported financial results or on its position relative to that of other Canadian and international financial institutions with which it competes for business and capital.

Disclosure about Financial Instruments

In June 2009, the CICA adopted the amendments to IFRS 7 “Financial Instruments: Disclosures”, issued in March 2009. The amendments were incorporated into Section 3862 “Financial Instruments – Disclosures”, and introduce a three-level fair value disclosure hierarchy that distinguishes fair value measurements by the significance of the inputs used for valuation. In addition, the amendments enhance disclosure requirements on the nature and extent of liquidity risk arising from financial instruments to which an entity is exposed. The amendments will be effective for the Company’s December 31, 2009 financial statements.

Impairment and Classification of Financial Assets

In August 2009, the CICA issued amended Section 3855 “Financial Instruments – Recognition and Measurement” and Section 3025 “Impaired Loans” to reduce differences with IFRS. The amendments remove the distinction between debt securities and other debt instruments for purposes of categorization, allowing debt securities not quoted in an active market to be categorized as loans and receivables and measured at amortized cost.  Loans and receivables expected to be sold immediately or in the near term will be classified as trading, and loans and receivables for which the Company may not recover substantially all of its initial investment, other than because of credit deterioration, must be classified as AFS. Impairments for debt securities classified as loans will be assessed and recorded using the incurred credit loss model of Section 3025. The amendments require reversal of impairment losses on debt instruments classified as AFS when the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized. These amendments will be effective for the Company’s December 31, 2009 financial statements and will require retroactive application to January 1, 2009. The impact of adopting these amendments is being assessed.

Transactions with Related Parties

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities, some of which are VIEs.  Note 18 of the annual consolidated financial statements on pages 89 to 91 of the Company’s 2008 Annual Report describes the entities with which the Company has significant relationships. There were no significant changes to these relationships during the nine months ended September 30, 2009.

Manulife Financial Corporation – 2009 Q3 Report

COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer.  In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

The Company announced on June 19, 2009 that it had received an enforcement notice from staff of the Ontario Securities Commission (“OSC”) relating to its disclosure before March 2009 of risks related to its variable annuity guarantee and segregated funds business. The notice indicates that it is the preliminary conclusion of OSC staff that the Company failed to meet its continuous disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company has the opportunity to respond to the notice before OSC staff makes a decision whether to commence proceedings.  The Company has responded to the notice and is cooperating with OSC staff in responding to further inquiries.  The process is ongoing.

The Company may become subject to regulatory or other action by regulatory authorities in other jurisdictions based on similar allegations.  The Company is not currently aware that any other regulatory body is considering commencing proceedings based on the Company’s disclosure obligations.  However, there can be no assurance that additional regulatory proceedings will not be commenced in the future.

Proposed class action law suits against the Company have been filed in Canada and the United States, on behalf of investors in those jurisdictions, based on similar allegations.  The Company may become subject to other similar law suits by investors.

The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations.

Plaintiffs in class action and other lawsuits against the Company may seek very large or indeterminate amounts, including punitive and treble damages, and the damages claimed and the amount of any probable and estimable liability, if any, may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action could have a material adverse effect on the Company’s business, results of operations, financial condition and capital position and adversely affect its reputation. Even if the Company ultimately prevails in the litigation, regulatory action or investigation, it could suffer reputational harm, which could have an adverse effect on its business, results of operations, financial condition and capital position, including its ability to attract new customers, retain current customers and recruit and retain employees.

Tax Related Contingency

The Company is an investor in leveraged leases and has established provisions for possible disallowance of the tax treatment and for interest on past due taxes. During the nine months ended September 30, 2009, we recorded additional charges of US$170 million after tax related to these investments. We continue to believe that deductions originally claimed in relation to these arrangements are appropriate. Although not expected to occur, should the tax attributes of our leveraged leases be fully denied, the maximum after tax exposure including interest would be an additional estimated US$276 million as at September 30, 2009.

Changes in Internal Control over Financial Reporting

During the nine months ended September 30, 2009, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Manulife Financial Corporation – 2009 Q3 Report

Quarterly Financial Information (unaudited)

The following table provides summary information related to our eight most recently completed quarters:

As at and for the three months ended (Canadian $ in millions, except per share amounts)	Sept 30, 2009	June 30, 2009	Mar. 31, 2009	Dec. 31, 2008	Sept. 30, 2008	June 30, 2008	Mar. 31, 2008	Dec. 31, 2007
Revenue
Premium income
Life and health insurance (1)	$3,601	$3,591	$4,278	$4,460	$4,017	$3,865	$3,679	$3,795
Annuities and pensions	1,922	2,129	2,694	2,562	1,841	1,507	1,321	1,504
Total premium income	$5,523	$5,720	$6,972	$7,022	$5,858	$5,372	$5,000	$5,299
Investment income	2,082	2,061	1,837	1,786	1,750	2,230	2,328	2,412
Realized and unrealized (losses) gains on assets supporting policy liabilities and consumer notes (2)	4,661	2,145	(2,103)	1,519	(3,150)	(1,462)	(703)	1,163
Other revenue	1,486	1,459	1,293	1,323	1,369	1,418	1,343	1,404
Total revenue	$13,752	$11,385	$7,999	$11,650	$5,827	$7,558	$7,968	$10,278
Income (loss) before income taxes	$(701)	$1,695	$(2,127)	$(2,596)	$677	$1,345	$1,151	$1,358
Income tax recovery (expense)	563	89	1,056	727	(170)	(347)	(290)	(284)
Net income (loss)	$(138)	$1,784	$(1,071)	$(1,869)	$507	$998	$861	$1,074
Net income (loss) available to shareholders	$(172)	$1,774	$(1,068)	$(1,870)	$510	$1,008	$869	$1,144

Basic earnings (loss) per common share	$(0.12)	$1.09	$(0.67)	$(1.24)	$0.34	$0.67	$0.57	$0.76
Diluted earnings (loss) per common share	$(0.12)	$1.09	$(0.67)	$(1.24)	$0.33	$0.66	$0.57	$0.75
Segregated funds deposits	$6,091	$7,391	$8,259	$8,847	$7,689	$8,472	$9,197	$9,043
Total assets – general fund	$208,075	$207,768	$214,055	$211,025	$181,914	$180,071	$182,153	$176,458
Segregated funds net assets	$188,148	$178,161	$164,464	$165,380	$166,098	$176,395	$175,248	$175,544

Weighted average common shares (in millions)	1,615	1,611	1,610	1,519	1,492	1,497	1,498	1,502
Diluted weighted average common shares (in millions)	1,615	1,616	1,610	1,519	1,503	1,508	1,509	1,515
Dividends per common share	$0.13	$0.26	$0.26	$0.26	$0.26	$0.24	$0.24	$0.24
CDN$ to $1US – Balance Sheet	1.0722	1.1625	1.2602	1.2246	1.0599	1.0186	1.0279	0.9881
CDN$ to $1US – Statement of Operations	1.0979	1.1668	1.2456	1.2118	1.0411	1.0101	1.0042	0.9810

(1)
At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported on the income statement.

(2)
For fixed income assets supporting policy liabilities, equities supporting pass through products and derivatives related to variable annuity hedging programs, the impact of realized and unrealized (losses) gains on the assets is largely offset in the change in actuarial liabilities.

Manulife Financial Corporation – 2009 Q3 Report

Quarterly Dividend

Our Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of MFC, payable on or after December 21, 2009 to shareholders of record at the close of business on November 17, 2009.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after December 19, 2009 to shareholders of record at the close of business on November 17, 2009.

•	Class A Shares Series 1 – $0.25625 per share
•	Class A Shares Series 2 – $0.29063 per share
•	Class A Shares Series 3 – $0.28125 per share
•	Class A Shares Series 4 – $0.4125 per share
•	Class 1 Shares Series 1 – $0.35 per share

Outstanding Shares

As at November 5, 2009, MFC had 1,623 million common shares and 14 million Class A Shares Series 1 outstanding.  On or after December 19, 2015, the Class A Shares Series 1 will be convertible at the option of the holder into MFC common shares, the amount of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include:  Normalized Earnings, Adjusted Earnings from Operations, Return on Common Shareholders’ Equity; Premiums and Deposits; Premiums and Premium Equivalents; Funds under Management; Capital and Sales. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

In our second quarter report in the section entitled “Normalized Earnings”, the Company estimated Normalized Earnings for the third and fourth quarters in 2009 and all quarters in 2010, which constitutes forward-looking information, in accordance with the methods outlined under “Financial Highlights – Normalized Earnings and Adjusted Earnings from Operations” above.   In this report, we have compared our estimate of normalized earnings with the adjusted earnings from operations for the third quarter excluding specified items that were excluded in arriving at our estimate of normalized earnings.  The Company believes these measures are useful to investors given the current economic conditions including the volatility of equity markets, interest rates and other factors.

Return on common shareholders’ equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The Company calculates return on common shareholders’ equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income (Loss) on available-for-sale securities and cash flow hedges.

Premiums and deposits is a measure of top line growth.  The Company calculates premiums and deposits as the aggregate of (i) premiums and premium equivalents (see below), (ii) segregated fund deposits, excluding seed money, (iii) mutual fund deposits, (iv) deposits into institutional advisory accounts, and (v) other deposits in other managed funds.

Premiums and premium equivalents are part of premiums and deposits.  The Company calculates premiums and premium equivalents as the aggregate of (i) general fund premiums net of reinsurance, reported as premiums on the Statement of Operations, (ii) premium equivalents for administration only group benefit contracts and (iii) premiums in the Canadian Group Benefit’s reinsurance ceded agreement.

Funds under management is a measure of the size of the Company.  It represents the total of the invested asset base that the Company and its customers invest in.

Manulife Financial Corporation – 2009 Q3 Report

The definition we use for capital serves as a foundation of our capital management activities at the MFC level.  For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.  Capital is calculated as the sum of:  total equity excluding Accumulated Other Comprehensive Income (Loss) on cash flow hedges; non-controlling interest in subsidiaries; and liabilities for preferred shares and capital instruments excluding $550 million of subordinated debentures issued to Manulife Finance (Delaware) LLC.

Sales are measured according to product type.

(i)
For total individual insurance, sales include 100 per cent of new annualized premiums and 10 percent of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year.  Sales are reported gross before the impact of reinsurance.  Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.

(ii)  For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

(iii) For individual wealth management contracts, all new deposits are reported as sales.  This includes individual annuities, both fixed and variable; segregated fund products; mutual funds; college savings 529 plans; and authorized bank loans and mortgages.

(iv)
For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company.  Single premium sales reflect the assets transferred from the previous plan provider.  Sales include the impact of the addition of a new division or of a new product to an existing client. Total  sales include both new regular and single premiums and deposits.

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations.  Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the third quarter of 2008.

Caution Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements with respect of our estimated adjusted earnings from operations referred to above under “Financial Highlights – Normalized Earnings and Adjusted Earnings from Operations”.  The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “continue”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to performance of equity markets, interest rate fluctuations and movements in credit spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); Company liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; changes in laws and regulations; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; accuracy of estimates used in applying accounting policies and actuarial methods used by the Company; the ability to implement effective hedging strategies; the ability to maintain the Company’s reputation; legal and regulatory proceedings; level of competition and consolidation; the ability to adapt products and services to the changing market; the ability to attract and retain key executives; acquisitions and the ability to complete acquisitions including the availability of equity and debt financing for this purpose; the ability to execute strategic plans and changes to strategic plans; the disruption of or changes to key elements of the Company’s or public

Manulife Financial Corporation – 2009 Q3 Report

infrastructure systems; and environmental concerns. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited interim summary consolidated financial statements of the Company as at and for the three months and nine months ended September 30, 2009 and 2008 and the MD&A and audited consolidated financial statements contained in Manulife’s 2008 Annual Report.  This MD&A is dated November 5, 2009.

Manulife Financial Corporation – 2009 Q3 Report

Consolidated Balance Sheets

As at	September 30,	December 31,	September 30,
(Canadian $ in millions, unaudited)	2009 (1)	2008 (1)	2008 (1)
Assets
Invested assets (note 4)
Cash and short-term securities	$19,462	$17,269	$11,626
Securities
Bonds	84,053	83,148	72,101
Stocks	10,437	8,240	9,431
Loans
Mortgages	30,718	30,963	28,948
Private placements	23,149	25,705	23,489
Policy loans	6,666	7,533	6,408
Bank loans	2,470	2,384	2,285
Real estate	5,989	6,345	5,628
Other investments	5,521	5,914	5,247
Total invested assets	$188,465	$187,501	$165,163
Other assets
Accrued investment income	$1,628	$1,760	$1,590
Outstanding premiums	753	799	763
Goodwill	7,252	7,929	7,078
Intangible assets	2,036	2,115	1,869
Derivatives (note 5)	4,388	7,883	2,379
Miscellaneous	3,553	3,038	3,072
Total other assets	$19,610	$23,524	$16,751
Total assets	$208,075	$211,025	$181,914
Segregated funds net assets	$188,148	$165,380	$166,098

Liabilities and Equity
Policy liabilities	$144,201	$146,241	$126,653
Deferred realized net gains	108	127	106
Bank deposits	15,295	12,210	11,030
Consumer notes	1,345	1,876	1,690
Long-term debt (note 8)	4,303	3,689	2,247
Future income tax liability	989	2,016	2,527
Derivatives (note 5)	3,274	6,389	2,264
Other liabilities	7,396	7,360	6,696
	$176,911	$179,908	$153,213

Liabilities for preferred shares and capital instruments (note 9)	4,593	3,674	3,578
Non-controlling interest in subsidiaries	216	217	167
Equity
Participating policyholders' equity	103	62	61
Shareholders' equity
Preferred shares (note 10)	1,419	638	638
Common shares (note 10)	16,444	16,157	13,943
Contributed surplus	176	160	156
Retained earnings	12,289	12,850	15,116
Accumulated other comprehensive income (loss)
on available-for-sale securities	568	(521)	3
on cash flow hedges	(126)	(325)	(90)
on translation of net foreign operations	(4,518)	(1,795)	(4,871)
Total equity	$26,355	$27,226	$24,956
Total liabilities and equity	$208,075	$211,025	$181,914
Segregated funds net liabilities	$188,148	$165,380	$166,098

  (1) Opening retained earnings as at January 1, 2007 have been restated.  Refer to note 1.

The accompanying notes are an integral part of these consolidated financial statements.

Donald A. Guloien                                                                                          Gail Cook-Bennett
President and Chief Executive Officer                                                                                Chair of the Board of Directors

Manulife Financial Corporation – 2009 Q3 Report

Consolidated Statements of Operations

	For the three months		For the nine months
	ended September 30,		ended September 30,
(Canadian $ in millions except per share amounts, unaudited)	2009	2008	2009	2008
Revenue
Premium income (note 13)	$5,523	$5,858	$18,215	$16,230
Investment income
Investment income	2,082	1,750	5,980	6,308
Realized and unrealized gains (losses) on assets
supporting policy liabilities and consumer notes (note 4)	4,661	(3,150)	4,703	(5,315)
Other revenue	1,486	1,369	4,238	4,130
Total revenue	$13,752	$5,827	$33,136	$21,353

Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$1,026	$1,653	$4,000	$4,779
Maturity and surrender benefits	1,339	1,841	5,851	5,588
Annuity payments	749	744	2,429	2,225
Policyholder dividends and experience rating refunds	344	392	1,094	1,087
Net transfers to segregated funds	449	377	1,790	1,178
Change in actuarial liabilities (note 6)	8,094	(2,303)	11,439	(4,177)
General expenses	883	899	2,728	2,639
Investment expenses	236	231	705	695
Commissions	999	1,008	2,993	3,139
Interest expense	279	237	1,040	815
Premium taxes	71	68	206	202
Non-controlling interest in subsidiaries	(16)	3	(6)	10
Total policy benefits and expenses	$14,453	$5,150	$34,269	$18,180

Income (loss) before income taxes	$(701)	$677	$(1,133)	$3,173
Income tax recovery (expense)	563	(170)	1,708	(807)
Net income (loss)	$(138)	$507	$575	$2,366

Net income (loss) attributed to participating policyholders	$34	$(3)	$41	$(21)

Net income (loss) attributed to shareholders	$(172)	$510	$534	$2,387
Preferred share dividends	(21)	(7)	(44)	(22)
Net income (loss) available to common shareholders	$(193)	$503	$490	$2,365

Weighted average number of common shares
outstanding (in millions)	1,615	1,492	1,612	1,496
Weighted average number of diluted common shares
outstanding (in millions)	1,615	1,503	1,617	1,507

Basic earnings (loss) per common share	$(0.12)	$0.34	$0.30	$1.58
Diluted earnings (loss) per common share	$(0.12)	$0.33	$0.30	$1.57
Dividends per common share	$0.13	$0.26	$0.65	$0.74
The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – 2009 Q3 Report

Consolidated Statements of Equity

For the nine months ended September 30,
(Canadian $ in millions, unaudited)	2009 (1)	2008 (1)
Participating policyholders' equity
Balance, January 1	$62	$82
Net income (loss) for the period	41	(21)
Balance, September 30	$103	$61

Preferred shares
Balance, January 1	$638	$638
Issued during the period (note 10)	800	-
Issuance costs, net of tax	(19)	-
Balance, September 30	$1,419	$638

Common shares
Balance, January 1	$16,157	$14,000
Issued on exercise of stock options and deferred share units and acquisition of a subsidiary (note 10)	166	44
Issued under Dividend Reinvestment and Share Purchase Plans (note 10)	121	-
Purchase and cancellation (note 10)	-	(101)
Balance, September 30	$16,444	$13,943

Contributed surplus
Balance, January 1	$160	$140
Exercise of stock options and deferred share units	(1)	(6)
Stock option expense	19	19
Tax benefit of stock options exercised	(2)	3
Balance, September 30	$176	$156

Shareholders' retained earnings
Balance, January 1	$12,850	$14,159
Net income (loss) attributed to shareholders	534	2,387
Preferred share dividends	(44)	(22)
Common share dividends	(1,051)	(1,106)
Purchase and cancellation of common shares (note 10)	-	(302)
Balance, September 30	$12,289	$15,116

Accumulated other comprehensive loss ("AOCI")
Balance, January 1	$(2,641)	$(4,913)
Other comprehensive loss	(1,435)	(45)
Balance, September 30	$(4,076)	$(4,958)

Total of shareholders' retained earnings and AOCI, September 30	$8,213	$10,158

Total equity, September 30	$26,355	$24,956

(1)	Opening retained earnings as at January 1, 2007 have been restated. Refer to note 1.

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – 2009 Q3 Report

Consolidated Statements of Comprehensive Income (Loss)

	For the three months		For the nine months
	ended September 30,		ended September 30,
(Canadian $ in millions, unaudited)	2009	2008	2009	2008

Net income (loss) attributed to shareholders	$(172)	$510	$534	$2,387
Other comprehensive income (loss), net of taxes
Change in unrealized gains/losses on available-for-sale financial securities
Unrealized gains (losses) arising during the period	$423	$(550)	$917	$(1,233)
Reclassification of realized (gains) losses and impairments (recoveries) to net income	(64)	34	172	(91)

Change in unrealized gains/losses on derivative investments designated as cash flow hedges
Unrealized gains (losses) arising during the period	(26)	(38)	205	(53)
Reclassification of realized (gains) losses to net income	(2)	-	(6)	-

Change in unrealized currency translation gains (losses) of self-sustaining operations
On translating financial statements	(1,811)	800	(3,240)	1,512
On hedges	318	(128)	517	(180)
Total other comprehensive income (loss)	$(1,162)	$118	$(1,435)	$(45)
Total comprehensive income (loss) attributed to shareholders	$(1,334)	$628	$(901)	$2,342

Income taxes included in components of Other Comprehensive Income (Loss)

	For the three months		For the nine months
	ended September 30,		ended September 30,
(Canadian $ in millions, unaudited)	2009	2008	2009	2008
Income tax (recovery) expense
Change in unrealized gains/losses on available-for-sale financial securities
Income tax (recovery) expense from unrealized gains/losses arising during the period	$152	$(171)	$398	$(425)
Income tax recovery (expense) related to reclassification of realized gains/losses and impairments/recoveries to net income	24	17	111	19

Change in unrealized gains/losses on derivative investments designated as cash flow hedges
Income tax expense (recovery) from unrealized gains/losses arising during the period	(13)	(23)	108	(29)
Income tax recovery (expense) related to reclassification of realized gains/losses to net income	(1)	-	-	-

Change in unrealized currency translation gains/losses of self-sustaining operations
Income tax expense (recovery) on hedges	143	(63)	226	(88)
Total income tax (recovery) expense	$305	$(240)	$843	$(523)

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – 2009 Q3 Report

Consolidated Statements of Cash Flows

	For the three months		For the nine months
	ended September 30,		ended September 30,
(Canadian $ in millions, unaudited)	2009	2008	2009	2008
Operating activities
Net income (loss)	$(138)	$507	$575	$2,366
Adjustments for non-cash items in net income:
Increase (decrease) in actuarial liabilities, excluding
John Hancock Fixed Products institutional annuity contracts	8,335	(1,704)	13,575	(2,616)
Amortization of deferred net realized gains and move to market
adjustments on real estate investments	(23)	(62)	(99)	(186)
Accretion of discount	(89)	(80)	(269)	(241)
Other amortization	82	72	245	203
Net realized and unrealized (gains) losses, including impairments	(4,539)	3,655	(3,734)	5,832
Change in fair value of consumer notes	34	(14)	102	(17)
Future income taxes	(462)	(5)	(1,564)	184
Stock option expense	7	5	19	19
Non-controlling interest in subsidiaries	(16)	3	(6)	10
Net income adjusted for non-cash items	$3,191	$2,377	$8,844	$5,554
Changes in policy related and operating receivables and payables	406	665	377	(261)
Cash provided by operating activities	$3,597	$3,042	$9,221	$5,293
Investing activities
Purchases and mortgage advances	$(11,137)	$(12,468)	$(33,315)	$(38,260)
Disposals and repayments	9,355	10,503	26,356	33,156
Amortization of premium	117	120	390	364
Changes in investment broker net receivables and payables	18	(633)	271	(256)
Cash used in investing activities	$(1,647)	$(2,478)	$(6,298)	$(4,996)
Financing activities
Increase (decrease) in repurchase agreements and securities sold
but not yet purchased	$46	$(33)	$(1,067)	$(59)
Issue of long-term debt,net	-	-	1,592	946
Repayment of long-term debt	-	(10)	(1,000)	(14)
Net redemptions in John Hancock Fixed Products institutional annuity contracts	(241)	(599)	(2,136)	(1,561)
Consumer notes, matured	(72)	(294)	(490)	(603)
Bank deposits, net	826	313	3,104	1,002
Shareholder dividends paid in cash	(182)	(395)	(974)	(1,128)
Funds borrowed (repaid), net	12	54	(20)	28
Issue of debenture	1,000	-	1,000	-
Capital from joint venture partner	35	-	35	-
Purchase and cancellation of common shares	-	(110)	-	(403)
Common shares issued, net	1	12	20	41
Preferred shares issued, net	-	-	781	-
Cash provided by (used in) financing activities	$1,425	$(1,062)	$845	$(1,751)
Cash and short-term securities
Increase (decrease) during the period	$3,375	$(498)	$3,768	$(1,454)
Currency impact on cash and short-term securities	(832)	379	(1,600)	683
Balance, beginning of period	16,415	11,214	16,790	11,866
Balance, September 30	$18,958	$11,095	$18,958	$11,095

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$17,110	$12,196	$17,269	$12,354
Net payments in transit, included in other liabilities	(695)	(982)	(479)	(488)
Net cash and short-term securities, beginning of period	$16,415	$11,214	$16,790	$11,866
End of period
Gross cash and short-term securities	$19,462	$11,626	$19,462	$11,626
Net payments in transit, included in other liabilities	(504)	(531)	(504)	(531)
Net cash and short-term securities, September 30	$18,958	$11,095	$18,958	$11,095

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – 2009 Q3 Report

Segregated Funds
Consolidated Statements of Net Assets

As at	September 30	December 31,	September 30,
(Canadian $ in millions, unaudited)	2009	2008	2008
Investments, at market value
Cash and short-term securities	$4,109	$5,172	$3,698
Bonds	10,523	10,861	9,819
Stocks and mutual funds	170,352	145,422	149,417
Other investments	4,179	4,773	4,205
Accrued investment income	66	90	67
Other liabilities, net	(1,081)	(938)	(1,108)
Total segregated funds net assets	$188,148	$165,380	$166,098

Composition of segregated funds net assets:
Held by policyholders	$187,582	$164,755	$165,488
Held by the Company	226	272	284
Held by other contract holders	340	353	326
Total segregated funds net assets	$188,148	$165,380	$166,098

Segregated Funds
Consolidated Statements of Changes in Net Assets

	For the three months		For the nine months
	ended September 30,		ended September 30,
(Canadian $ in millions, unaudited)	2009	2008	2009	2008
Net policyholder cash flow
Deposits from policyholders	$6,091	$7,689	$21,741	$25,358
Net transfers from general fund	449	377	1,790	1,178
Payments to policyholders	(4,166)	(4,698)	(12,940)	(14,481)
	$2,374	$3,368	$10,591	$12,055
Investment related
Interest and dividends	$911	$820	$2,708	$2,541
Net realized and unrealized investment gains (losses)	17,982	(19,355)	29,724	(32,656)
	$18,893	$(18,535)	$32,432	$(30,115)
Other
Management and administrative fees	$(708)	$(661)	$(2,109)	$(1,956)
Currency revaluation	(10,572)	5,531	(18,146)	10,570
	$(11,280)	$4,870	$(20,255)	$8,614

Net additions (deductions) for the period	$9,987	$(10,297)	$22,768	$(9,446)
Segregated funds net assets, beginning of period	178,161	176,395	165,380	175,544
Segregated funds net assets, September 30	$188,148	$166,098	$188,148	$166,098

The accompanying notes are an integral part of these consolidated financial statements.

Manulife Financial Corporation – 2009 Q3 Report

Notes to the Summary Consolidated Financial Statements
(Canadian $ in millions unless otherwise stated, unaudited)

N O T E 1                      Basis of Presentation

These Summary Consolidated Financial Statements of Manulife Financial Corporation (“MFC”) and its subsidiaries (collectively with MFC, the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), and follow the same accounting policies and methods described in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2008, except as described in note 2. None of the accounting requirements of OSFI is an exception to Canadian GAAP. These Summary Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2008 and the accompanying notes included on pages 51 to 110 of the Company’s 2008 Annual Report.

During the first quarter of 2009, the Company identified errors originating primarily from periods prior to the merger with John Hancock Financial Services, Inc. in April 2004.  The result of these errors included an understatement of policy liabilities of $182, approximately half of which should have been recorded at the merger date and the remainder should have been recorded subsequently.  In addition, there was a net understatement of future income tax liabilities of $47, which includes amounts relating mostly to periods prior to the merger partially offset by the future taxes related to the amounts described above.   Because these errors are not material to the financial statements for prior years, but correcting them in the first quarter would have materially distorted the quarter’s results, the Company has corrected the errors by reducing opening retained earnings as at January 1, 2007 by $229.

N O T E 2                      Change in Accounting Policies

Goodwill and intangible assets

Effective January 1, 2009 the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064 “Goodwill and Intangible Assets”, which replaced both Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 "Research and Development Costs" and nullified the CICA’s Emerging Issue Committee (“EIC”) Abstract No. 27, “Revenues and Expenditures During the Pre-operating Period”.  Section 3064 provides guidance for the recognition, measurement, presentation and disclosure of goodwill and intangible assets, including internally generated intangible assets.  Requirements concerning goodwill are unchanged from the previous Section 3062.  As a result of adopting Section 3064 on January 1, 2009, the Company reclassified $249 of software assets from miscellaneous assets to intangible assets on its Consolidated Balance Sheet.

N O T E 3                      Future Accounting and Reporting Changes

Impairment and classification of financial assets

In August 2009, the CICA issued amended Section 3855 “Financial Instruments – Recognition and Measurement” and Section 3025 “Impaired Loans” to reduce differences with International Financial Reporting Standards (“IFRS”). The amendments remove the distinction between debt securities and other debt instruments for purposes of categorization, allowing debt securities not quoted in an active market to be categorized as loans and receivables and measured at amortized cost. Loans and receivables expected to be sold immediately or in the near term will be classified as trading and loans and receivables for which the Company may not recover substantially all of its initial investment, other than because of credit deterioration, must be classified as available-for-sale (“AFS”). Impairments for debt securities classified as loans will be assessed and recorded using the incurred credit loss model of Section 3025. The amendments require reversal of impairment losses on debt instruments classified as AFS when the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized. These amendments will be effective for the Company’s December 31, 2009 financial statements and will require retroactive application to January 1, 2009. The impact of adopting these amendments is being assessed.

Manulife Financial Corporation – 2009 Q3 Report

Disclosure about financial instruments
In June 2009, the CICA adopted the amendments to IFRS 7 “Financial Instruments: Disclosures”, issued in March 2009. The amendments were incorporated into Section 3862 “Financial Instruments – Disclosures”, and introduce a three-level fair value disclosure hierarchy that distinguishes fair value measurements by the significance of the inputs used for valuation. In addition, the amendments enhance disclosure requirements on the nature and extent of liquidity risk arising from financial instruments to which an entity is exposed. The amendments will be effective for the Company’s December 31, 2009 financial statements.

Business combinations, consolidated financial statements and non-controlling interests
In January 2009, the CICA issued three new accounting standards to harmonize with IFRS – Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-controlling Interests”.  Section 1582 specifies the measurement date and methodology to be used by an acquirer when it obtains control of a business and requires acquisition-related costs to be expensed as incurred, except for debt and equity issuance costs.  Section 1601 establishes standards for preparing consolidated financial statements after the acquisition date.  Section 1602 establishes standards for the accounting and presentation of non-controlling interests.  Section 1582 will be effective for acquisitions completed on or after January 1, 2011, and Sections 1601 and 1602 will be effective on January 1, 2011.  Early adoption is permitted but all Sections must be adopted concurrently.

N O T E 4                      Invested Assets

Carrying values and fair values of invested assets

As at September 30, 2009	Fair value option	Available-for-sale	Other	Total carrying value	Total fair value
Cash and short-term securities (1)	$746	$16,458	$2,258	$19,462	$19,462
Bonds (2)
Canadian government & agency	8,177	3,029	-	11,206	11,206
U.S. government & agency	5,543	2,092	-	7,635	7,635
Other government & agency	5,198	974	-	6,172	6,172
Corporate	45,727	5,343	-	51,070	51,070
Mortgage/asset-backed securities	7,098	872	-	7,970	7,970
Stocks (2)	7,425	3,012	-	10,437	10,437
Loans
Mortgages (3)	-	-	30,718	30,718	31,588
Private placements (4)	-	-	23,149	23,149	23,845
Policy loans (5)	-	-	6,666	6,666	6,666
Bank loans (3)	-	-	2,470	2,470	2,475
Real estate (6)	-	-	5,989	5,989	6,653
Other investments (7)	-	-	5,521	5,521	6,082
Total invested assets	$79,914	$31,780	$76,771	$188,465	$191,261

Manulife Financial Corporation – 2009 Q3 Report

As at December 31, 2008	Fair value option	Available-for-sale	Other	Total carrying value	Total fair value
Cash and short-term securities (1)	$705	$13,928	$2,636	$17,269	$17,269
Bonds (2)
Canadian government & agency	7,875	2,888	-	10,763	10,763
U.S. government & agency	4,626	2,494	-	7,120	7,120
Other government & agency	5,253	1,144	-	6,397	6,397
Corporate	44,802	5,215	-	50,017	50,017
Mortgage/asset-backed securities	7,843	1,008	-	8,851	8,851
Stocks (2)	5,492	2,748	-	8,240	8,240
Loans
Mortgages (3)	-	-	30,963	30,963	30,703
Private placements (4)	-	-	25,705	25,705	24,270
Policy loans (5)	-	-	7,533	7,533	7,533
Bank loans (3)	-	-	2,384	2,384	2,394
Real estate (6)	-	-	6,345	6,345	8,042
Other investments (7)	-	-	5,914	5,914	6,559
Total invested assets	$76,596	$29,425	$81,480	$187,501	$188,158

1)	Fair values of short-term securities are determined using appropriate prevailing interest rates and credit spreads.

2)
Fair values for bonds and stocks are determined with reference to quoted bid prices where available. When such prices are not available, fair values are determined using techniques which include security specific interest rates and discounted cash flows based on observable market data.

3)
Fair values of fixed-rate mortgages and bank loans are determined by discounting the expected future cash flows at market interest rates for mortgages with similar remaining terms and credit risks. Fair values of variable-rate mortgages and bank loans are assumed to equal their carrying values.

4)
Fair values of private placements are based on valuation techniques and assumptions which reflect changes in interest rates and changes in the creditworthiness of individual borrowers which have occurred since the investments were originated. The assumptions are based primarily on market observable data. Fair values also reflect any applicable provision for credit loan losses.  Leveraged leases are carried at values taking into account the present value of future cash flows from the net investment.

5)	Policy loans are carried at amortized cost. As policy loans are fully collateralized by their cash surrender values and can be repaid at any time, their carrying values approximate their fair values.

6)
Fair values of real estate are determined by external appraisals using a variety of techniques including discounted cash flows, income capitalization approaches and comparable sales analysis. Foreclosed properties of $4 are included in real estate as at September 30, 2009 (December 31, 2008 – $6).

7)
Other investments include private equity and fixed income investments held primarily in power and infrastructure, oil and gas, and timber and agriculture sectors.  Fair values of these investments are estimated based on the best available information which is generally not market observable. This may include external appraisals as well as various valuation techniques used by external managers.

Realized and unrealized gains (losses) on assets supporting policy liabilities and consumer notes

	For the three months ended September 30,		For the nine months ended September 30,
	2009	2008	2009	2008
Bonds	$3,518	$(2,222)	$5,172	$(4,159)
Stocks	743	(991)	1,426	(1,545)
Loans	(9)	17	29	65
Other investments	-	9	21	88
Derivatives	409	37	(1,945)	236
Total	$4,661	$(3,150)	$4,703	$(5,315)

Manulife Financial Corporation – 2009 Q3 Report

N O T E 5                      Derivatives and Hedging Instruments

Hedge accounting results were as follows:

Hedge Activities
	For the three months ended September 30,		For the nine months ended September 30,
	2009	2008	2009	2008
Fair value hedges – gain (loss) from ineffective portion	$4	$(4)	$(30)	$(11)
Cash flow hedges – gain from ineffective portion	$-	$-	$2	$-
Net investment hedges for foreign operations – gain from ineffective portion	$-	$-	$-	$-

Fair value of derivative instruments is summarized by derivative type in the following table:

Fair values
As at	September 30, 2009		December 31, 2008
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Fair value hedges	$47	$303	$21	$637
Cash flow hedges	65	94	5	593
Hedges of net investments in foreign operations	385	67	84	182
Derivatives not designated as hedges	3,891	2,810	7,773	4,977
Total	$4,388	$3,274	$7,883	$6,389

N O T E 6                       Policy Liabilities

The Company examines the methods and assumptions used in determining policy liabilities on an ongoing basis to ensure policy liabilities appropriately reflect emerging experience and changes in risk profile.  Changes to methods and assumptions used in determining policy liabilities will result in a change to both policy cash flows and to policy liabilities.  Annually the company conducts a comprehensive review of all actuarial methods and assumptions.  In 2009 this review was performed in the third quarter. In recent past years, this review was performed in the fourth quarter of the year.  The net impact of changes in valuation methods and assumptions was an increase in policy liabilities of $1,064 for the three months ended September 30, 2009 (2008 – $9). This resulted in a decrease of $37 (2008 – increase of $2) to participating policyholders reserves, an increase of $16 (2008 – nil) to policy liabilities impacting non-controlling interest in subsidiaries, and an increase of $1,085 (2008 – $7) to reserves that impact the shareholders’ account.  As a result of these changes, shareholders’ pre-tax income decreased by $1,085 (2008 – $7).  These pre-tax amounts were reported in the Corporate and Other segment.

Changes to methods and assumptions in the third quarter of 2009 resulted in an increase of $1,064 in policy liabilities including increases for mortality/morbidity and policyholder behaviour assumptions, with decreases in policy liabilities for expenses and investment-related items.  Policy liabilities increased by $392 for changes to mortality/morbidity assumptions, driven by increases in the Long-Term Care business partially offset by refinements in other businesses.  Policy liabilities increased $1,245 for updates to policyholder behaviour assumptions for most lines of business, including $624 for policyholder behavior assumptions on variable annuity and segregated fund guarantee products.  Updates to methods and model refinements decreased policy liabilities by $140, with a number of offsetting increases and decreases in liabilities.  Reductions in policy liabilities of $314 for investment returns resulted from releases due to refinements of investment strategy modeling, most materially in Long-Term Care, offset by increases from updated future fixed income return assumptions and updates to non fixed income return assumptions include equity return assumptions in stochastic models.  Policy liabilities were reduced by $119 from updates to expense factors, most notably those related to investment expenses.

Manulife Financial Corporation – 2009 Q3 Report

Changes to methods and assumptions in the second quarter of 2009 resulted in an increase of $47 in policy liabilities, including an increase of $182 from updated policyholder behaviour assumptions related to withdrawals in the Japan segregated fund business.  This was largely offset by a net release from refinements to the modeling of liability cash flows across a number of businesses, most significantly related to tax treatment in the valuation of the U.S. segregated fund business.

Changes to methods and assumptions in the first quarter of 2009 resulted in an increase of $451 in policy liabilities, including a net increase in policy liabilities from a change in modeling methodology for segregated funds and a net increase from refinements in the modeling of liability cash flows across a number of businesses, most significantly in the U.S. Long-Term Care business.  This was partially offset by a net release from refinements to the modeling of future investment returns across a number of businesses.

Changes to methods and assumptions in the third quarter of 2008 resulted in an increase of $7 in policy liabilities, including a net increase in reserves of $944 for strengthening of margins for segregated fund business to increase actuarial liabilities to the high end of the range permitted by professional actuarial standards.  This was offset by a release of $890 due to a reduction reflecting lower net re-investment margins required in the current interest environment, and a $47 net reduction in liabilities from other changes, including a refinement in the modeling of certain floating rate assets supporting actuarial liabilities, a refinement to the modeling of certain liability cash flows in the Canadian insurance business.

Changes to methods and assumptions in the second quarter of 2008 resulted in an increase of $18 in policy liabilities resulting from enhancements in the modeling of cash flows on assets supporting liabilities, primarily related to cash flow timing on sinking fund bonds.  Offsetting this was a net decrease in liabilities from liability cash flow refinements primarily for the U.S. insurance business.

Changes to methods and assumptions in the first quarter of 2008 resulted in a decrease of $2 in policy liabilities, due primarily to a refinement of modeling methodology related to liability cash flows in the U.S. insurance business. This was partially offset by a net increase in policy liabilities from refinements to the modeling of future investment returns across a number of businesses, primarily in the U.S. Long-Term Care business.

N O T E 7                       Risk Management

a)  Market price and interest rate risk

Due to the nature of the insurance business, invested assets and insurance liabilities as well as revenues and expenses are impacted by movements in capital markets and interest rates.  Accordingly, the Company considers these risks together to ensure that the risks in its asset and liability positions are properly managed.  These risks are referred to collectively as market price and interest rate risk – the risk of loss resulting from adverse movements in market prices, risk-free interest rates and credit spreads.

Interest rate risk arises within the Company’s general fund primarily due to the uncertainty of future returns on investments to be made as recurring premiums are received and as assets mature and must be reinvested to support longer dated liabilities.  Changes in interest rates impact cash flows over a very long period of time, and it is only over the lifetime of the Company’s liabilities that the ultimate profit or loss related to changes in interest rates will be known.  In the interim, changes in interest rates impact the value of the Company’s assets and liabilities.  Market price risk arises within the general fund as a result of investing in public equities, private equities, real estate, timber and agriculture, oil and gas and other assets.

Market price risk arises from the Company’s off-balance sheet products due mainly to the guarantees provided on variable annuity and insurance products, as well as the uncertainty of future levels of asset-based fees. Guarantees include minimum levels of death, maturity, income and withdrawal benefits on variable products.  The Company mitigates its market price and interest rate risk arising from off-balance sheet products through benefit guarantee design, limitations on fund offerings and the use of capital markets hedging strategies for new business, and for a portion of its in-force business, both reinsurance and capital markets hedging strategies.

Manulife Financial Corporation – 2009 Q3 Report

The impact on shareholders’ economic value and on net income attributed to shareholders due to changes in interest rates and market prices as at a specific date are based on a starting point and business and asset mix in place at that date, and assume that all other variables stay constant. Actual results can differ materially from these estimates for a variety of reasons including the interaction between these factors, changes in actuarial assumptions, changes in business mix, asset mix, effective tax rates and other market variables.

Impact on shareholders’ economic value arising from general fund interest rate risk

In order to manage the exposure to market price and interest rate risk, the Company monitors invested assets and the liabilities which they support under three broad categories: general fund liabilities supported with matching mandates, general fund liabilities supported with target return mandates, and exposures arising from off-balance sheet variable products and other managed assets.  General fund liabilities supported with matching mandates generally include insurance and wealth guaranteed benefit obligations falling within the terms for which fixed income assets are generally available in the market, and are supported by fixed income assets with closely matching term profiles.  General fund liabilities supported with target return mandates include guaranteed benefit obligations falling beyond the term for which fixed income assets are generally available in the market, as well as obligations related to products that generally pass through investment returns to policyholders. Assets supporting the shareholders’ equity account are generally managed under a target return mandate.

The impact on shareholders’ economic value from interest rate movements is calculated as the change in the net present value of future cash flows related to assets, policy premiums, benefits and expenses, all discounted at market yields and adjusted for tax.  The table below shows the potential impact on shareholders’ economic value of an immediate change of one per cent in government, swap and corporate rates for all maturities across all markets.

1% change in interest rates	As at September 30, 2009		As at December 31, 2008
	Increase	Decrease	Increase	Decrease
Matching mandates
Insurance	$200	$(290)	$30	$(90)
Wealth Management	-	10	(10)	10
Total matching mandates	$200	$(280)	$20	$(80)
Target return mandates
Insurance	$1,060	$(1,700)	$730	$(1,130)
Wealth Management	110	(240)	10	(110)
Shareholders' equity account	(290)	390	(370)	470
Total target return mandates	$880	$(1,550)	$370	$(770)
Variable annuity and segregated
fund guarantees	$120	$(170)	$210	$(250)
Total	$1,200	$(2,000)	$600	$(1,100)

Manulife Financial Corporation – 2009 Q3 Report

Variable annuity and segregated fund investment related guarantees
The table below shows selected information regarding the Company’s variable annuity and segregated fund investment related guarantees:

As at			September 30, 2009			December 31, 2008
	Guarantee value	Fund value	Amount at risk (4)	Guarantee value	Fund value	Amount at risk (4)
Gross living benefits(1)	$92,789	$83,014	$14,112	$95,297	$71,391	$25,086
Gross death benefits(2)	19,317	13,526	5,100	22,937	14,099	8,975
Total gross of reinsurance & hedging	$112,106	$96,540	$19,212	$118,234	$85,490	$34,061
Living benefits reinsured	$8,326	$5,878	$2,454	$10,049	$5,934	$4,115
Death benefits reinsured	6,321	4,767	1,796	7,960	5,134	3,137
Total reinsured	$14,647	$10,645	$4,250	$18,009	$11,068	$7,252
Total, net of reinsurance	$97,459	$85,895	$14,962	$100,225	$74,422	$26,809
Living benefits hedged (3)	$19,492	$19,474	$1,626	$5,731	$4,237	$1,494
Living benefits retained	$64,971	$57,662	$10,032	$79,517	$61,220	$19,477
Death benefits retained	12,996	8,759	3,304	14,977	8,965	5,838
Total, net of reinsurance and hedging	$77,967	$66,421	$13,336	$94,494	$70,185	$25,315

(1)	Living benefits include maturity/income/withdrawal/long-term care (“LTC”) benefits.

(2)	Death benefits include stand-alone guarantees and guarantees in excess of maturity/income/withdrawal/LTC guarantees where both death and living benefits are provided on a policy.

(3)	Gains on hedge instruments may not fully offset cost of guarantees on business hedged. The risks related to the hedging program are expanded on below.

(4)	Amount at risk is the excess of guaranteed values over fund values on all policies where the guaranteed value exceeds the fund value. This amount is not currently payable.

The Company expanded its capital markets hedging program during 2009.  The total amount of guarantee value hedged has increased to $19,492 at September 30, 2009 from $5,731 as at December 31, 2008. The Company shorts exchange traded equity index and government bond futures and executes lengthening interest rate swaps to hedge sensitivity of Canadian GAAP liabilities to fund performance and interest rate risk arising from the variable annuities, and dynamically rebalances these hedge instruments as market conditions change in order to maintain the hedged position within internally established limits. The profit (loss) on the hedge instruments will not fully offset the gains or losses related to the guarantee liabilities hedged because the performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments, hedges are not executed on a small portion of the underlying funds for which no effective exchange traded hedge instrument is available, not all risks are hedged and Canadian GAAP liabilities embed some provisions for adverse deviation which are not hedged.  The risks related to the hedging program are expanded on below.

Since Canadian GAAP guarantee liabilities are determined using long-term forward looking estimates of volatility and not current implied market volatility, Canadian GAAP guarantee liabilities, and consequently regulatory available capital, have no sensitivity to changes in implied market volatility. Long-term forward-looking volatilities assumed for Canadian GAAP are approved by OSFI and meet the Canadian Institute of Actuaries calibration standards. To the extent that realized volatility exceeds the assumed long-term volatilities in any one period, there is a risk that rebalancing will be greater and more frequent, resulting in higher hedging costs in that period.

The level of guarantee claims ultimately paid will be impacted by policyholder longevity and policyholder activity including the timing and amount of withdrawals, lapses and fund transfers. The Company’s hedging program, utilizing capital markets hedge instruments, assumes long-term assumptions for longevity and policyholder behaviour. The risk related to longevity and policyholder behaviour is not hedged. The Company's capital markets hedging strategies are not intended to completely or fully eliminate the risks associated with the guarantees embedded in these products and the strategies expose the Company to

Manulife Financial Corporation – 2009 Q3 Report

additional risks. The program relies on the execution of derivative transactions in a timely manner and therefore hedging costs and the effectiveness of the program may be negatively impacted if markets for these instruments become illiquid. The Company is also subject to counterparty risks arising from the derivative instruments and to the risk of increased funding and collateral demands which may become material as markets and rates move. The hedging program is also highly dependant on complex systems and mathematical models that are subject to error, which rely on assumptions that may prove inaccurate, and which rely on sophisticated infrastructure and personnel which may fail or be unavailable at critical times.

Impact on shareholders’ economic value from variable products and other managed assets

The impact on shareholders’ economic value from changes in the market value of equity funds of variable products, mutual funds and institutional asset management operations is calculated as the present value of expected after-tax cash flows related to managing these assets and/or providing guarantees, discounted at market yields. The present value of expected after-tax cash flows related to guarantees is the average, across all investment return scenarios, of the present value of projected future guaranteed benefit payments, net of reinsurance and fee income allocated to support the guarantees. The table below shows the potential impact on shareholders’ economic value of an immediate ten per cent decline in the market value of equity funds.

10% decrease in market value of equity funds	As at September 30, 2009	As at December 31, 2008
Market-based fees	$(450)	$(380)
Variable product guarantees	(410)	(710)
Total	$(860)	$(1,090)

Net income sensitivity to interest rate and market price risk

The potential impact on net income attributed to shareholders as a result of a change in policy liabilities for a one per cent increase in government, swap and corporate rates at all maturities across all markets was estimated to be a gain of approximately $1,600 as at September 30, 2009 (December 31, 2008 – approximately $1,100) and for a one per cent decrease in government, swap and corporate rates at all maturities across all markets was estimated to be a charge of approximately $2,000 as at September 30, 2009 (December 31, 2008 –approximately $1,300).

The net income sensitivity is based on a change to the current market interest rates, but assumes that long-term fixed income interest rates for new investments made or assets sold 20 or more years into the future assumed in the calculation of policy liabilities are unchanged.  For the first 20 years re-investment rates grade between current market rates and the rates assumed after 20 years.  It also assumes no gain or loss is realized on the fixed income investments that are designated as AFS in the Corporate and Other segment.

The potential annual impact on net income attributed to shareholders arising from variable products, including the impact on segregated fund fee income, and general fund assets supporting policy liabilities of an immediate ten per cent decline in equity market values followed by a return to normal market growth was approximately $1,300 at September 30, 2009 (December 31, 2008 – approximately $1,600).  The sensitivity assumes no gain or loss is realized on the equity investments that are designated as AFS in the Corporate and Other segment, nor does it include any changes in market-based fees on non-insurance businesses, such as mutual funds and institutional asset management.

Variable annuity and segregated fund investment-related guarantees are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values.  If markets do not recover, liabilities on current in-force business would be due primarily in the period from 2015 to 2038.  The policy liability established for these benefits was $2,786 at September 30, 2009 (December 31, 2008 – $5,783).

Manulife Financial Corporation – 2009 Q3 Report

b)  Credit risk

Past due or impaired financial assets

The following table summarizes the Company’s financial assets that are considered past due or impaired:

	Past due but not impaired
Carrying value of financial assets as at September 30, 2009	Less than 90 days	90 days and greater	Total past due but not impaired	Total impaired
Bonds
Fair value option	$24	$1	$25	$178
Available-for-sale	12	-	12	16
Loans
Private placements	178	-	178	455
Mortgages and bank loans	107	19	126	80
Equities and other investments	-	-	-	848
Other financial assets	2	24	26	-
Total	$323	$44	$367	$1,577

	Past due but not impaired
Carrying value of financial assets as at December 31, 2008	Less than 90 days	90 days and greater	Total past due but not impaired	Total impaired
Bonds
Fair value option	$352	$7	$359	$91
Available-for-sale	57	19	76	8
Loans
Private placements	344	81	425	183
Mortgages and bank loans	49	18	67	51
Equities and other investments	-	-	-	603
Other financial assets	-	37	37	-
Total	$802	$162	$964	$936

Impairments

The Company provides for credit risk by establishing allowances against the carrying value of impaired loans and recognizing other than temporary impairments on AFS securities.  In addition, the Company recognizes, through the change in policy liabilities, the other than temporary impairment (“OTTI”) portion of unrealized losses on any security designated as fair value option which is deemed impaired.  Until these securities are deemed impaired, mark-to-market losses are offset against policy liabilities.  Total impairments recognized in earnings during the period were as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2009	2008	2009	2008
Bonds
Fair value option	$19	$391	$266	$420
Available-for-sale	2	25	72	40
Equities (public and private)	128	31	428	84
Loans and other	38	39	83	87
Total impairments	$187	$486	$849	$631

Manulife Financial Corporation – 2009 Q3 Report

Allowance for loan losses

		2009			2008
For the three months ended September 30,	Mortgages and bank loans	Private placements	Total	Mortgages and bank loans	Private placements	Total
Balance, July 1	$50	$166	$216	$20	$99	$119
Provisions	15	29	44	1	32	33
Recoveries	(4)	(2)	(6)	-	-	-
Write-offs (1)	(6)	(22)	(28)	-	(29)	(29)
Balance, September 30	$55	$171	$226	$21	$102	$123
For the nine months ended September 30,		2009			2008
	Mortgages and bank loans	Private placements	Total	Mortgages and bank loans	Private placements	Total
Balance, January 1	$43	$165	$208	$23	$53	$76
Provisions	38	64	102	1	79	80
Recoveries	(6)	(8)	(14)	(6)	-	(6)
Write-offs (1)	(20)	(50)	(70)	3	(30)	(27)
Balance, September 30	$55	$171	$226	$21	$102	$123

(1)  Includes disposals and impact of currency translation.

Derivatives

The Company’s exposure to loss on derivatives is limited to the amount of any net gains that may have accrued with a particular counterparty. All contracts are held with counterparties rated A- or higher.  As at September 30, 2009, the percentage of the Company’s derivative exposure which were with counterparties rated AA- or higher amounted to 65% (December 31, 2008 – 62%). The largest single counterparty exposure as at September 30, 2009 was $72 (December 31, 2008 – $100).  The Company’s exposure to credit risk was mitigated by $1,778 fair value of collateral held as security as at September 30, 2009 (December 31, 2008 – $3,521).  In accordance with customary terms of Credit Support Annex agreements, the Company is permitted to sell or repledge collateral held.

The Company enters into master netting arrangements that serve to mitigate its exposure to credit loss.  As at September 30, 2009, the maximum exposure to credit risk related to derivatives after taking into account netting agreements and without taking into account the fair value of any collateral held, was $2,294 (December 31, 2008 – $4,520).  Without master netting agreements, maximum exposure to credit risk would have been $4,388 (December 31, 2008 – $7,883).

N O T E 8                      Long-Term Debt

As at	September 30, 2009	December 31, 2008
5.161% Medium term notes	$548	$548
5.505% Medium term notes	398	398
4.67% Medium term notes	349	349
7.768% Medium term notes	597	-
4.896% Medium term notes	996	-
Other notes payable	420	421
Term loan	995	1,973
Total long-term debt	$4,303	$3,689
Fair value	$4,664	$3,572

The fair value of long-term debt is determined using quoted market prices where available. For debt instruments that do not have quoted prices, the fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or utilizing a model to discount cash flows based on current market interest rates.

Manulife Financial Corporation – 2009 Q3 Report

The carrying value of the long-term debt reflects an unamortized fair value increment of US$8 (December 31, 2008 – US$10), which arose as a result of the acquisition of John Hancock.  The amortization of the fair value adjustment is recorded in interest expense.

Issue costs are amortized over the term of the debt.

On April 8, 2009, MFC issued $600 in 7.768% medium term notes which mature April 8, 2019 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 125 basis points, in each case together with accrued and unpaid interest.

On June 2, 2009, MFC issued $1,000 in 4.896% medium term notes which mature June 2, 2014 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 57.5 basis points, in each case together with accrued and unpaid interest.  A portion of the net proceeds to MFC from the sale of the notes was applied to reduce amounts outstanding under the term loan.

N O T E 9                      Liabilities for Preferred Shares and Capital Instruments

As at	September 30, 2009	December 31, 2008
Preferred shares – Class A Shares, Series 1	$344	$344
Senior debentures issued to Manulife Financial Capital Trust
6.7% debentures	940	940
7.0% debentures	60	60
Senior debenture issued to Manulife Financial Capital Trust II	1,000	-
Surplus notes U.S. dollar	509	582
Subordinated notes – 6.24% Canadian dollar	550	550
Subordinated notes payable to Manulife Finance (Delaware) LLC	1,190	1,198
Total	$4,593	$3,674
Fair value	$4,709	$3,122

The fair value of liability instruments is determined using quoted market prices where available. For liability instruments that do not have quoted prices, the fair value is determined with reference to quoted prices of a liability instrument with similar characteristics or utilizing a model to discount cash flows based on current market interest rates.

The carrying value of the surplus notes reflects an unamortized fair value increment of US$43 (December 31, 2008 – US$44), which arose as a result of the acquisition of John Hancock.  The amortization of the fair value adjustment is recorded in interest expense.

Issue costs are amortized over the term of the underlying instruments.

On July 10, 2009, The Manufacturers Life Insurance Company (“MLI”), a wholly owned subsidiary of MFC, issued a $1,000 debenture to Manulife Financial Capital Trust II (“the Trust”), a trust wholly owned by MLI.  The debenture matures on December 31, 2108 and interest is payable semi-annually on June 30 and December 31.  From July 10, 2009 to December 30, 2019, the rate of interest is 7.535% per annum.  On December 31, 2019 and on every fifth anniversary after December 31, 2019 (the “Interest Reset date”), the rate of interest will be reset to the yield on five year Government of Canada bonds plus 5.2%.

On or after December 31, 2014, MLI may redeem the debenture, in whole or in part, at the greater of par or the fair value of the debt based on the yield on uncallable Government of Canada bonds to the next Interest Reset date plus (a) 1.0325% if the redemption date is prior to December 31, 2019 or (b) 2.065% if the redemption date is after December 31, 2019, together with accrued and unpaid interest.

Manulife Financial Corporation – 2009 Q3 Report

The Trust, a wholly owned open-end trust, is a variable interest entity; however, because the Company is not the primary beneficiary, the Trust is not consolidated. Under certain circumstances and without the consent of the holders, the Manulife Financial Capital Trust II Notes – Series 1 (“MaCS II – Series 1”) or interest thereon issued by the Trust  may be automatically exchanged or paid by the issuance of non-cumulative Class 1 preferred shares of MLI. The MaCS II – Series 1 form part of the Company’s Tier 1 regulatory capital.

N O T E 10                      Share Capital

Preferred shares

On May 7, 2009, MFC increased its authorized share capital to include an unlimited number of Class 1 preferred shares, issuable in series.

On March 4, 2009, MFC issued 18 million Class A Shares Series 4 (“Series 4 Preferred Shares”) at a price of $25 per share, for an aggregate amount of $450. The Series 4 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a per annum rate of 6.6% until June 19, 2014, after which the dividend rate will be reset every five years at a rate equal to the five year Government of Canada bond yield plus 4.56%.  On June 19, 2014 and on June 19 every five years thereafter, the Series 4 Preferred Shares will be convertible at the option of the holder into Class A Shares Series 5 (“Series 5 Preferred Shares”).  The Series 5 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a rate equal to the three month Government of Canada Treasury Bill yield plus 4.56%. Subject to regulatory approval, MFC may redeem the Series 4 Preferred Shares, in whole or in part, at par on June 19, 2014 and on June 19 every five years thereafter.

On June 3, 2009, the Company issued 14 million Class 1 Shares Series 1 (“Class 1 Series 1 Preferred Shares”) at a price of $25 per share, for an aggregate amount of $350. The Class 1 Series 1 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a per annum rate of 5.6% until September 19, 2014, after which the dividend rate will be reset every five years at a rate equal to the five year Government of Canada bond yield plus 3.23%.  On September 19, 2014 and on September 19 every five years thereafter, the Class 1 Series 1 Preferred Shares will be convertible at the option of the holder into Class 1 Shares Series 2 (“Class 1 Series 2 Preferred Shares”).  The Class 1 Series 2 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a rate equal to the three month Government of Canada Treasury Bill yield plus 3.23%. Subject to regulatory approval, MFC may redeem the Class 1 Series 1 Preferred Shares, in whole or in part, at par on September 19, 2014 and on September 19 every five years thereafter.

Common shares

On November 7, 2007, the Toronto Stock Exchange accepted MFC’s filing of a notice of intention to make a normal course issuer bid to repurchase common shares. The bid expired on November 8, 2008. During the nine months ended September 30, 2008, MFC purchased and subsequently cancelled 11 million of its common shares pursuant to this normal course issuer bid at a cost of $403. All transactions under the normal course issuer bid were executed at prevailing market prices in amounts and at times determined by MFC.

On May 7, 2009, MFC announced amendments to its dividend reinvestment and share purchase plans.  These plans provide registered common shareholders with a means to automatically reinvest the cash dividends paid on their common shares in the purchase of additional common shares.  These plans are open to registered shareholders residing in Canada or the United States.  MFC has the flexibility to fund the plans through open market purchases and treasury issuances.

As at September 30, 2009, there were 38 million outstanding stock options and deferred share units        (2008 – 31 million).

Manulife Financial Corporation – 2009 Q3 Report

	For the nine	For the twelve
	months ended	months ended
Number of Common Shares (in millions)	September 30, 2009	December 31, 2008
Balance, January 1	1,610	1,501
Issued on exercise of stock options and deferred share units and acquisition of a subsidiary	8	3
Issued by private placement and public offering, net	-	117
Issued under dividend reinvestment and share purchase plans	5	-
Normal course issuer bids – purchase for cancellation	-	(11)
Balance, end of the period	1,623	1,610

N O T E 11                      Employee Future Benefits

The Company maintains a number of pension and benefit plans for its eligible employees and agents.  Information about the cost of the Company’s benefit plans, in aggregate, is as follows:

	Pension benefits		Other employee benefits
For the three months ended September 30,	2009	2008	2009	2008
Defined benefit plan expense	7	5	5	8
Defined contribution plan expense	21	18	-	-
Total	$28	$23	$5	$8

	Pension benefits		Other employee benefits
For the nine months ended September 30,	2009	2008	2009	2008
Defined benefit plan expense	18	17	16	22
Defined contribution plan expense	59	51	-	-
Total	$77	$68	$16	$22

N O T E 12                      Commitments and Contingencies

a)	Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer.  In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

The Company announced on June 19, 2009 that it had received an enforcement notice from staff of the Ontario Securities Commission (“OSC”) relating to its disclosure before March 2009 of risks related to its variable annuity guarantee and segregated funds business. The notice indicates that it is the preliminary conclusion of OSC staff that the Company failed to meet its continuous disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company has the opportunity to respond to the notice before the OSC staff makes a decision whether to commence proceedings. The Company has responded to the notice and is cooperating with OSC staff in responding to further inquiries.  The process is ongoing.

The Company may become subject to regulatory or other action by regulatory authorities in other jurisdictions based on similar allegations.

Manulife Financial Corporation – 2009 Q3 Report

Proposed class action lawsuits against the Company have been filed in Canada and the United States, on behalf of investors in those jurisdictions, based on similar allegations.  The Company may become subject to other similar lawsuits by investors.

The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations.

b)   Tax related contingencies

The Company is an investor in leveraged leases and has established provisions for possible disallowance of the tax treatment and for interest on past due taxes. During the nine months ended September 30, 2009, the Company recorded additional charges of US$170 after tax related to these provisions. The Company continues to believe that deductions originally claimed in relation to these arrangements are appropriate.  Although not expected to occur, should the tax attributes of the leveraged leases be fully denied, the maximum after tax exposure including interest would be an additional estimated US$276 as at September 30, 2009.

c)	Accident reinsurance disputes

The Company is engaged in a small number of disputes in respect of its reinsurance business and believes it has provided adequately for any possible exposure.

d)      Guarantees

Guarantees regarding Manulife Finance (Delaware), L.P.

MFC has guaranteed the payment of amounts on the $550 senior debentures due December 15, 2026 and $650 subordinated debentures due December 15, 2041 issued by Manulife Finance (Delaware), L.P. (“MFLP”), a wholly owned partnership. The Company does not consolidate these debentures; however, the Company does have obligations in the same principal amounts to a subsidiary of MFLP. The senior debentures pay a fixed interest rate of 4.448% per annum, payable semi-annually, until December 15, 2016 and, thereafter, will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1.5%, payable quarterly.  The subordinated debentures pay a fixed interest rate of 5.059% per annum, payable semi-annually, until December 15, 2036 and, thereafter, will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1%, payable quarterly. MFC’s guarantee of the senior debentures has the effect of making the $550 senior debentures into a senior obligation of the Company. MFC’s guarantee of the $650 subordinated debentures is a subordinated obligation of the Company.

Guarantees regarding The Manufacturers Life Insurance Company

On January 29, 2007, MFC provided a full and unconditional guarantee of MLI $550 subordinated debentures due February 16, 2016 and a subordinated guarantee of Class A Shares and Class B Shares of MLI and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of MLI.  MFC’s guarantee of the subordinated debentures is a direct unsecured obligation of MFC and  ranks equally with all other unsecured subordinated indebtedness of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking as equally in right of payment with or subordinate to the subordinated indebtedness of MFC.

Manulife Financial Corporation – 2009 Q3 Report

The following tables set forth certain consolidating summary financial information for MFC, MFLP and MLI consolidated:

As at and for the three months ended September 30, 2009	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$16	$17	$9,001	$5,152	$(434)	$13,752
Net income (loss) available
to shareholders	(172)	2	509	(630)	119	(172)
Invested assets	1,002	3	120,708	66,976	(224)	188,465
Total other assets	32,865	1,455	15,205	16,930	(46,845)	19,610
Policy liabilities	-	-	82,911	61,294	(4)	144,201
Total other liabilities and NCI	7,512	1,299	28,558	13,734	(13,584)	37,519

September 30, 2008
Total revenue	$26	$15	$4,115	$1,826	$(155)	$5,827
Net income available to
shareholders	510	-	232	296	(528)	510
Invested assets	2	1	101,340	63,843	(23)	165,163
Total other assets	28,710	1,375	11,453	15,333	(40,120)	16,751
Policy liabilities	-	-	70,842	55,820	(9)	126,653
Total other liabilities and NCI	3,528	1,224	22,498	13,629	(10,574)	30,305

For the nine months ended September 30, 2009
Total revenue	$50	$40	$23,384	$11,295	$(1,633)	$33,136
Net income (loss) available
to shareholders	534	(2)	2,567	(1,904)	(661)	534

September 30, 2008
Total revenue	$60	$47	$15,734	$5,885	$(373)	$21,353
Net income available to
shareholders	2,387	2	1,808	617	(2,427)	2,387

Details of guarantees regarding certain securities issued or to be issued by John Hancock Variable Life Insurance Company, John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York, John Hancock Life Insurance Company and John Hancock Financial Services, Inc. are outlined in note 14(g).

N O T E 13                      Segmented Information

The Company provides a wide range of financial products and services, including individual life and long-term care insurance, group life and health insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in the United States, Canada, Asia and Japan.  The Company also provides investment management services with respect to the general fund assets of the Company, segregated and mutual funds as well as to institutional customers. The Company also offers reinsurance specializing in retrocession and offering products in life, property and casualty.

The Company’s reporting segments are U.S. Insurance and U.S. Wealth Management, which combine to form the U.S. Division, as well as the Canadian, Asia and Japan and Reinsurance Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.

Manulife Financial Corporation – 2009 Q3 Report

Certain allocation methodologies are employed in the preparation of segmented financial information. Indirect expenses are allocated to business segments using allocation formulas. Capital is apportioned to the Company's business segments on a risk-based methodology.  The income statement impact of changes in actuarial methods and assumptions (note 6) is reported in the Corporate and Other segment.

By segment		U.S.		Asia
For the three months ended	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
September 30, 2009	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance (1)	$1,722	$-	$604	$1,008	$267	$-	$3,601
Annuities and pensions	-	1,364	531	27	-	-	1,922
Total premium income	$1,722	$1,364	$1,135	$1,035	$267	$-	$5,523
Investment income (loss)	2,567	1,483	1,702	941	97	(47)	6,743
Other revenue	158	659	375	207	9	78	1,486
Total revenue	$4,447	$3,506	$3,212	$2,183	$373	$31	$13,752

Interest expense	$9	$50	$65	$15	$-	$140	$279
Income (loss) before income taxes	$(929)	$901	$(11)	$393	$82	$(1,137)	$(701)
Income tax recovery (expense)	328	(308)	152	30	(17)	378	563
Net income (loss)	$(601)	$593	$141	$423	$65	$(759)	$(138)
Net income attributed to participating policyholders	-	-	28	6	-	-	34
Net income (loss) attributed to shareholders	$(601)	$593	$113	$417	$65	$(759)	$(172)

Segregated funds deposits	$298	$3,794	$1,282	$717	$-	$-	$6,091

Goodwill
Balance, beginning of period	$2,696	$2,047	$2,118	$580	$78	$89	$7,608
Acquisition of subsidiary	-	-	40	-	-	-	40
Change in foreign exchange rates	(210)	(159)	-	(14)	(6)	(7)	(396)
Balance, September 30, 2009	$2,486	$1,888	$2,158	$566	$72	$82	$7,252

As at September 30, 2009
Policy liabilities	$54,122	$31,560	$38,699	$18,169	$1,820	$(169)	$144,201
Total assets	$59,706	$39,898	$63,351	$26,947	$3,030	$15,143	$208,075
Segregated funds net assets
held by policyholders	$10,548	$112,213	$34,869	$27,409	$-	$2,543	$187,582

(1)
At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported in the consolidated statement of operations.  The Company retains certain benefits and certain risks on this business.

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its businesses pertain.

By geographic location
For the three months ended			Asia
September 30, 2009	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$1,838	$614	$1,009	$140	$3,601
Annuities and pensions	1,364	531	27	-	1,922
Total premium income	$3,202	$1,145	$1,036	$140	$5,523
Investment income	4,067	1,728	942	6	6,743
Other revenue	885	391	204	6	1,486
Total revenue	$8,154	$3,264	$2,182	$152	$13,752

Manulife Financial Corporation – 2009 Q3 Report

By segment		U.S.		Asia
For the three months ended	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
September 30, 2008	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,479	$-	$1,454	$812	$272	$-	$4,017
Annuities and pensions	-	1,595	215	31	-	-	1,841
Total premium income	$1,479	$1,595	$1,669	$843	$272	$-	$5,858
Investment income (loss)	(9)	3	(789)	(257)	-	(348)	(1,400)
Other revenue	151	651	284	213	6	64	1,369
Total revenue	$1,621	$2,249	$1,164	$799	$278	$(284)	$5,827

Interest expense	$8	$16	$100	$16	$1	$96	$237
Income (loss) before income taxes	$477	$(133)	$196	$283	$61	$(207)	$677
Income taxes	(166)	106	(84)	(69)	(12)	55	(170)
Net income (loss)	$311	$(27)	$112	$214	$49	$(152)	$507
Loss attributed to participating policyholders	-	-	(1)	(2)	-	-	(3)
Net income (loss) attributed to shareholders	$311	$(27)	$113	$216	$49	$(152)	$510

Segregated funds deposits	$363	$4,607	$1,420	$1,299	$-	$-	$7,689

Goodwill
Balance, beginning of period	$2,362	$1,794	$2,115	$477	$68	$66	$6,882
Purchase equation adjustment	-	-	4	-	-	-	4
Change in foreign exchange rates	96	72	-	18	3	3	192
Balance, September 30, 2008	$2,458	$1,866	$2,119	$495	$71	$69	$7,078

As at September 30, 2008
Policy liabilities	$44,400	$30,736	$35,102	$14,768	$1,667	$(20)	$126,653
Total assets	$53,390	$38,221	$55,006	$18,513	$2,917	$13,867	$181,914
Segregated funds net assets
held by policyholders	$10,439	$101,301	$29,851	$21,260	$-	$2,637	$165,488

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its businesses pertain.

By geographic location			Asia
For the three months ended September 30, 2008	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$1,605	$1,467	$816	$129	$4,017
Annuities and pensions	1,595	215	31	-	1,841
Total premium income	$3,200	$1,682	$847	$129	$5,858
Investment income (loss)	(200)	(954)	(256)	10	(1,400)
Other revenue	857	291	219	2	1,369
Total revenue	$3,857	$1,019	$810	$141	$5,827

Manulife Financial Corporation – 2009 Q3 Report

By segment		U.S.		Asia
For the nine months ended	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
September 30, 2009	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$4,931	$-	$2,742	$2,953	$844	$-	$11,470
Annuities and pensions	-	5,081	1,583	81	-	-	6,745
Total premium income	$4,931	$5,081	$4,325	$3,034	$844	$-	$18,215
Investment income (loss)	2,914	2,730	3,841	1,639	186	(627)	10,683
Other revenue	488	1,885	988	613	29	235	4,238
Total revenue	$8,333	$9,696	$9,154	$5,286	$1,059	$(392)	$33,136

Interest expense	$28	$158	$218	$46	$1	$589	$1,040
Income (loss) before income taxes	$(2,057)	$2,179	$(113)	$958	$207	$(2,307)	$(1,133)
Income tax recovery (expense)	733	(664)	503	502	(38)	672	1,708
Net income (loss)	$(1,324)	$1,515	$390	$1,460	$169	$(1,635)	$575
Net income attributed to participating policyholders	-	-	29	12	-	-	41
Net income (loss) attributed to shareholders	$(1,324)	$1,515	$361	$1,448	$169	$(1,635)	$534

Segregated funds deposits	$944	$13,368	$4,370	$3,050	$-	$9	$21,741

Goodwill
Balance, beginning of period	$2,866	$2,156	$2,118	$639	$82	$68	$7,929
Acquisition of subsidiary	-	-	40	-	-	-	40
Change in foreign exchange rates	(380)	(268)	-	(73)	(10)	14	(717)
Balance, September 30, 2009	$2,486	$1,888	$2,158	$566	$72	$82	$7,252

By geographic location
For the nine months ended			Asia
September 30, 2009	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$5,303	$2,776	$2,958	$433	$11,470
Annuities and pensions	5,081	1,583	81	-	6,745
Total premium income	$10,384	$4,359	$3,039	$433	$18,215
Investment income	5,489	3,544	1,640	10	10,683
Other revenue	2,571	1,025	623	19	4,238
Total revenue	$18,444	$8,928	$5,302	$462	$33,136

Manulife Financial Corporation – 2009 Q3 Report

By segment		U.S.		Asia
For the nine months ended	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
September 30, 2008	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$4,081	$-	$4,382	$2,280	$818	$-	$11,561
Annuities and pensions	-	4,020	566	83	-	-	4,669
Total premium income	$4,081	$4,020	$4,948	$2,363	$818	$-	$16,230
Investment income (loss)	883	636	367	(713)	58	(238)	993
Other revenue	449	1,946	867	645	17	206	4,130
Total revenue	$5,413	$6,602	$6,182	$2,295	$893	$(32)	$21,353

Interest expense	$23	$76	$307	$43	$3	$363	$815
Income (loss) before income taxes	$1,138	$432	$941	$788	$213	$(339)	$3,173
Income taxes	(395)	(39)	(279)	(185)	(45)	136	(807)
Net income (loss)	$743	$393	$662	$603	$168	$(203)	$2,366
Loss attributed to participating policyholders	-	-	(7)	(14)	-	-	(21)
Net income (loss) attributed to shareholders	$743	$393	$669	$617	$168	$(203)	$2,387

Segregated funds deposits	$962	$14,916	$4,651	$4,704	$-	$125	$25,358

Goodwill
Balance, beginning of period	$2,291	$1,740	$2,115	$445	$66	$64	$6,721
Purchase equation adjustment	-	-	4	-	-	-	4
Change in foreign exchange rates	167	126	-	50	5	5	353
Balance, September 30, 2008	$2,458	$1,866	$2,119	$495	$71	$69	$7,078
By geographic location			Asia
For the nine months ended September 30, 2008	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$4,447	$4,415	$2,287	$412	$11,561
Annuities and pensions	4,020	566	83	-	4,669
Total premium income	$8,467	$4,981	$2,370	$412	$16,230
Investment income (loss)	1,290	389	(714)	28	993
Other revenue	2,562	897	662	9	4,130
Total revenue	$12,319	$6,267	$2,318	$449	$21,353

Manulife Financial Corporation – 2009 Q3 Report

N O T E 14	Material Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from United States generally accepted accounting principles (“U.S. GAAP”). As required by applicable United States federal securities laws, material differences between Canadian and U.S. GAAP are quantified below:

a)	Condensed Consolidated Balance Sheets

As at	September 30, 2009		December 31, 2008		September 30, 2008
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Assets
Cash and short-term securities	$19,522	$19,462	$17,359	$17,269	$11,717	$11,626
Securities
Bonds and other fixed maturity
investments	113,081	84,053	112,332	83,148	98,542	72,101
Stocks	19,992	10,437	16,532	8,240	16,380	9,431
Loans
Mortgages	30,927	30,718	31,317	30,963	29,079	28,948
Private placements and other fixed
maturity investments	2,245	23,149	2,501	25,705	2,332	23,489
Policy loans	6,666	6,666	7,533	7,533	6,408	6,408
Bank loans	2,470	2,470	2,384	2,384	2,285	2,285
Real estate	4,011	5,989	4,392	6,345	3,885	5,628
Other investments	5,497	5,521	5,915	5,914	5,471	5,247
Total invested assets	$204,411	$188,465	$200,265	$187,501	$176,099	$165,163
Other assets
Accrued investment income	$1,633	$1,628	$1,766	$1,760	$1,598	$1,590
Outstanding premiums	753	753	799	799	763	763
Deferred acquisition costs	18,910	-	21,373	-	16,863	-
Reinsurance deposits and amounts
recoverable	5,012	-	5,192	-	4,938	-
Goodwill	6,293	7,252	6,834	7,929	6,130	7,078
Intangible assets	2,015	2,036	2,115	2,115	1,870	1,869
Derivatives	4,392	4,388	7,888	7,883	2,379	2,379
Value of business acquired	3,177	-	4,239	-	3,649	-
Miscellaneous	4,375	3,553	5,528	3,038	4,589	3,072
Total other assets	$46,560	$19,610	$55,734	$23,524	$42,779	$16,751
Segregated funds net assets (1)	170,243	-	148,492	-	152,059	-
Total assets	$421,214	$208,075	$404,491	$211,025	$370,937	$181,914
Segregated funds net assets (1)	$-	$188,148	$-	$165,380	$-	$166,098

(1)  U.S. GAAP terminology is separate accounts.

Manulife Financial Corporation – 2009 Q3 Report

Condensed Consolidated Balance Sheets (continued)

As at	September 30, 2009		December 31, 2008		September 30, 2008
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Liabilities and equity
Policy liabilities	$176,201	$144,201	$183,936	$146,241	$162,123	$126,653
Deferred realized net gains	-	108	-	127	-	106
Bank deposits	15,295	15,295	12,210	12,210	11,030	11,030
Consumer notes	1,319	1,345	1,959	1,876	1,758	1,690
Long-term debt	4,320	4,303	3,721	3,689	2,252	2,247
Future income tax liability(2)	1,856	989	797	2,016	482	2,527
Derivatives	3,316	3,274	6,352	6,389	2,243	2,264
Other liabilities	14,243	7,396	18,162	7,360	12,297	6,696
	$216,550	$176,911	$227,137	$179,908	$192,185	$153,213
Liabilities for preferred shares and
capital instruments	4,599	4,593	3,681	3,674	3,586	3,578
Segregated funds net liabilities (1)	170,243	-	148,492	-	152,059	-
Common shares, preferred shares,
retained earnings and contributed
surplus	32,717	30,431	28,418	29,867	28,349	29,914
Accumulated other comprehensive
income (loss)
on available-for-sale securities & other	1,192	568	(2,652)	(521)	(1,044)	3
on cash flow hedges	843	(126)	1,556	(325)	444	(90)
on translation of net foreign
operations	(5,322)	(4,518)	(2,557)	(1,795)	(4,984)	(4,871)
Non-controlling interest in subsidiaries	392	216	416	217	342	167
Total liabilities and equity	$421,214	$208,075	$404,491	$211,025	$370,937	$181,914
Segregated funds net liabilities (1)	$-	$188,148	$-	$165,380	$-	$166,098

(1) U.S. GAAP terminology is separate accounts.
(2) U.S. GAAP terminology is deferred income taxes.

Manulife Financial Corporation – 2009 Q3 Report

b)  Condensed Consolidated Statements of Operations

For the nine months ended September 30,		2009		2008
	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP
Revenue
Premium income	$9,981	$18,215	$10,023	$16,230
Net investment income (investment income)	6,909	10,683	2,534	993
Fee income and other revenue	5,788	4,238	5,233	4,130
Total revenue	$22,678	$33,136	$17,790	$21,353
Policy benefits and expenses
Policyholder benefits	$13,355	$26,603	$11,882	$10,680
Commissions, investment and general expenses	3,587	6,426	3,545	6,473
Amortization of deferred acquisition costs and value
of business acquired	1,902	-	443	-
Other	1,139	1,240	1,049	1,027
Total policy benefits and expenses	$19,983	$34,269	$16,919	$18,180
Income (loss) before income taxes	$2,695	$(1,133)	$871	$3,173
Income taxes	(13)	1,708	69	(807)
Net income	$2,682	$575	$940	$2,366
Attributable to:
Non-controlling interest	$3	$6	$(14)	$(10)
Participating policyholders	(247)	41	202	(17)
Shareholders	2,926	528	752	2,393
	$2,682	$575	$940	$2,366

Weighted average number of common shares outstanding	1,612	1,612	1,496	1,496
(in millions)
Weighted average number of diluted common shares outstanding	1,617	1,617	1,507	1,507
(in millions)
Basic earnings per common share	$1.64	$0.30	$0.63	$1.58
Diluted earnings per common share	$1.63	$0.30	$0.62	$1.57
Dividends per common share	$0.65	$0.65	$0.74	$0.74

Manulife Financial Corporation – 2009 Q3 Report

c)   Reconciliation of Canadian GAAP to U.S. GAAP Net income

For the nine months ended September 30,	2009	2008
Net income determined in accordance with Canadian GAAP	$575	$2,366
Net investment income
Bonds excluding other than temporary impairments	(4,320)	4,583
Interest rate related other than temporary impairments	(635)	(998)
Stocks	(1,368)	1,234
Cash flow hedges	1,175	(99)
Real estate	(167)	(228)
Other	(276)	37
	(5,591)	4,529
Deferred acquisition costs, differences	852	2,364
Value of business acquired, differences	(187)	(89)
Consumer notes fair value adjustment	102	(17)
Policy liabilities	8,615	(9,102)
Commissions, investment and general expenses	(19)	(8)
Income taxes on above items	(1,665)	897
Net income determined in accordance with U.S. GAAP	$2,682	$940

d)      Other comprehensive income reconciliation

For the nine months ended September 30,	2009	2008
Comprehensive income (loss) in accordance with Canadian GAAP	$(860)	$2,321
Difference in Canadian GAAP to U.S. GAAP net income (loss)	2,107	(1,426)
Difference in Canadian GAAP to U.S. GAAP other comprehensive income (loss):
Changes in unrealized gains (losses) on available-for-sale financial securities, net of income
income tax expense of $1,962 (2008 – tax benefit of $1,547)	4,213	(3,878)
Adjustments to net unrealized gains/(losses):
Actuarial liabilities, net of income tax benefit of $220 (2008 – tax expense of $423)	(617)	1,374
Deferred acquisition costs, net of income tax benefit of $291 (2008 – tax expense of $111)	(612)	347
Deferred revenue, net of income tax expense of $24 (2008 – tax benefit of $21)	44	(38)
Value of business acquired, net of income tax benefit of $139 (2008 – tax expense of $73)	(263)	138
Changes in gains (losses) on derivative investments designated as cash flow hedges,
net of income tax benefit of $596 (2008 – tax expense of $137)	(912)	119
Additional pension obligation, net of income tax benefit of $5 (2008 – $9)	(10)	(21)
Changes in unrealized currency translation losses of self-sustaining
operations, net of income tax benefit of $8 (2008 - nil)	(42)	(453)
Total difference in other comprehensive income (loss)	$1,801	$(2,412)
Comprehensive income (loss) in accordance with U.S. GAAP	$3,048	$(1,517)

Manulife Financial Corporation – 2009 Q3 Report

e)	Recent U.S. GAAP Accounting Policy Changes

FASB Accounting Standards Codification

Effective July 1, 2009, the Company adopted FASB Statement No.168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (“FAS 168”), and FASB Accounting Standards Codification Accounting Standards Update (ASU) No. 2009-1, Generally Accepted Accounting Principles amendments based on Statement of Financial Accounting Standards No. 168—The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles.

FASB Accounting Standards Codification (“ASC”) Topic 105 establishes the FASB Codification as the single source of authoritative US GAAP recognized by the FASB, to be applied by nongovernmental entities.  The ASC is topically organized, by Topic, Subtopic, Section and Paragraph, replacing U.S. GAAP’s previous compilation of literature. Relevant rules and interpretive releases of the United States Securities and Exchange Commission (“SEC”) are incorporated into the ASC. All guidance contained in the ASC carries an equal level of authority.  ASU 2009-1 incorporates FAS 168 into the new Accounting Standards Codification Topic 105.  When considered collectively, these new pronouncements caused the FASB Codification project to become effective as US GAAP.  The adoption of the ASC had no effect on the Company’s financial statements, as it did not change U.S. GAAP principles.

Fair Value Measurements

Effective April 1, 2009, the Company adopted FASB Staff Position No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, which is now incorporated into ASC 820 - Fair Value Measurements and Disclosures (“ASC 820”).  This accounting guidance carries forward and elaborates on previous fair value concepts. The fair value of an asset or liability continues to be the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date under then-current market conditions. ASC 820 now provides indicators of when an indicative transaction is disorderly and elaborates on how to determine the fair value of a financial instrument if such conditions exist. The adoption of this new guidance had no impact on the Company’s financial statements.

Other than Temporary Impairments

Effective April 1, 2009, the Company adopted FSP No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments which is now incorporated into FASB Codification Topic 320 – Investments – Debt and Equity Securities (“ASC 320”). In addition, on April 13, 2009, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 111 which was also incorporated into ASC 320. Collectively, this new guidance removes the concept of “intent and ability to hold until recovery of value” associated with OTTI of a debt security whose fair value is less than its cost. Impairment losses should be recorded in earnings on a held-to-maturity or AFS debt security only when management does not expect to recover the amortized cost of the security.

The Company’s adoption of this new accounting guidance required reassessment of previous impairment losses recorded on debt securities held at March 31, 2009, with any reversals of previous impairment losses recorded through retained earnings and offset to accumulated other comprehensive income for AFS debt securities and other actuarial related balances included in other comprehensive income, and related impact on deferred acquisition costs, as of April 1, 2009.

The adoption resulted in an increase of retained earnings of $1,628, as well as a corresponding increase (decrease) in other comprehensive income of $(1,673) attributable to a) AFS debt securities of $(2,052), b) actuarial reserves of $62, c) deferred acquisition costs of $264, d) deferred revenue of $12, and e) value of business acquired of $41. Other balance sheet items increased as follows; actuarial liabilities of $6, deferred acquisition costs of $7, deferred revenue of $2 and value of business acquired of $30.  All amounts are net of tax.

Manulife Financial Corporation – 2009 Q3 Report

Non-controlling interests in Consolidated Financial Statements

Effective January 1, 2009 the Company adopted FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51, which is now incorporated into FASB codification Topic 810 - Consolidation. ASC 810 presents accounting guidance for non-controlling interests in a subsidiary and for deconsolidation of a subsidiary. Non-controlling interests in subsidiaries are included in a separate component of shareholders equity on the Consolidated Balance Sheet, net income attributable to both the Company’s interest and the non-controlling interests are presented separately on the Consolidated Statement of Operations, and any changes in the Company’s ownership of a subsidiary which does not result in deconsolidation would be accounted for as transactions in the Company’s own stock. Deconsolidation will typically result in the recognition of a gain or loss, with any retained non-controlling interest measured initially at fair value. This accounting guidance was applied prospectively, except for the presentation and disclosure requirements which were applied retrospectively. The adoption this accounting guidance had no measurement impact on the Company’s financial statements. The additional disclosure requirements for non-controlling interests in subsidiaries are presented in notes 14 a, b and g.

Business Combinations

Effective January 1, 2009, the Company adopted FASB Statement No. 141 (revised 2007), Business Combinations, which replaced Statement No.141, Business Combinations and which is now incorporated into FASB Codification Topic 805 - Business Combinations. ASC 805 retains the principle that all business combinations are required to be accounted for under the acquisition method of accounting but the method of applying the acquisition method was modified in a number of significant aspects. Some of the more significant new requirements under ASC 805 include the following:

•	the acquisition date is defined as the date that the acquirer achieves control over the acquiree,
•	any consideration transferred will be measured at fair value as of acquisition date,
•	identifiable assets acquired, and liabilities assumed and any non-controlling interest in the acquiree will be recorded at their acquisition date fair value, with certain exceptions,
•	all acquisition costs associated with the business combination are expensed as incurred,
•	adjustments to valuation allowances on deferred taxes and acquired tax contingencies are no longer part of the acquisition accounting, instead they affect income tax expense.

These changes are effective on a prospective basis for all business combinations for which the acquisition date is on or after January 1, 2009, except that the change in accounting for adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions applies to acquisitions occurring prior to January 1, 2009. The adoption of these changes had no impact on the Company’s financial statements.

f)	Future U.S. GAAP Accounting Policy Changes

Fair Value Measurements

In September 2009, the FASB issued Accounting Standards Update No. 2009 – 12, Fair Value Measurements and Disclosures (Topic 820) – Investment in Certain Entities That Calculate Net Asset per Share (or Its Equivalent).  This amendment to ASC 820 provides a practical expedient to be used while assessing the fair value of an investment in the equity of certain entities.  Provided that a readily determinable fair value for the investment is not otherwise available, and that the entity calculates a net asset per unit of equity based on investment company accounting principles (the entity must be primarily engaged in managing a portfolio of investments and must carry them at fair value) then the amendment makes it permissible to treat the net asset value of a unit of the entity’s equity as a proxy for fair value. This amendment to ASC 820 will be effective for the Company’s financial statements for the year ended December 31, 2009. The Company is currently evaluating the impact of adopting these modifications to ASC 820 on the Company’s consolidated financial statements.

Manulife Financial Corporation – 2009 Q3 Report

In August 2009, the FASB issued Accounting Standards Update No. 2009-5, Accounting Standards Update No. 2009-05, Fair Value Measurements and Disclosures (Topic 820) Measuring Liabilities at Fair Value. This amendment to ASC 820 simplifies in certain instances the assessment of fair value of a liability. The fair value of a liability is currently required to be assessed as the price the borrower would have to pay another party to assume the liability.  Readily determinable fair values are often not available for liabilities, because they are rarely transferred in the marketplace due to contractual or other legal restrictions preventing their assumption. This amendment will allow the use of the fair value of the instrument associated with the liability when it is traded as an asset to be used as a proxy for its fair value as a liability.  The fair value of the liability would not be adjusted to reflect any restrictions on its transfer. This amendment will be effective for the Company’s financial statements for the year ended December 31, 2009. The Company is currently evaluating the impact of adopting this amendment to ASC 820 on the Company’s consolidated financial statements.

Consolidation accounting

In June 2009, the FASB issued FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R) which upon its effective date will amend ASC 810 - Consolidation.  Modifications to ASC 810 will revise the accounting principles for assessing consolidation of a variable interest entity (“VIE”) and include the following features:

•
A new concept of control - now defined as an entity’s ability to make decisions that are most economically significant to the VIE coupled with economic exposure to the VIE’s variability.  This definition replaces the previous concept of “exposure to the majority of the VIE’s variability” in determining when to consolidate another entity.

•	New guidance for determining which party, among parties with shared decision making powers over a VIE, makes the most significant decisions for the VIE.

•
A bright line test for removal rights over an entity’s decision maker by its equity owners, whereby removal rights are disregarded as an element of control unless they can be exercised successfully by a single party.

•	Expanded guidance on whether fees charged to a VIE by its decision maker are variable interests, leading to consolidation by the decision maker.

•	Removal of the previous scope exception for QSPEs, which are similarly removed as a concept in ASC 860 – Transfers and Servicing.

ASC 810 retains a scope exception for consolidation by investment companies of their investments.  These amendments to ASC 810 will be effective for the Company on January 1, 2010. The Company is currently evaluating the impact of adopting these amendments to ASC 810 on the Company’s consolidated financial statements.

Transfers of Financial Assets

In June 2009, the FASB issued FASB Statement No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140, which upon its effective date will amend ASC 860 – Transfers and Servicing. ASC 860 focuses on securitization activity and amendments affect the transferor’s derecognition principles for assets transferred.  Amendments to ASC 860 eliminate the qualifying status concept of Qualifying Special Purpose Entities, removing their previous exemption from consolidation accounting by transferors of financial assets to them. Further, ASC 860 will not permit derecognition accounting for transfers of portions of financial assets when the portions transferred do not meet the definition of a participating interest. ASC 860 will strengthen the requirement that transferred assets be legally isolated from the transferor and all of its consolidated affiliates in order for the transfer to be accounted for as a sale. ASC 860 will require that retained interests in transferred assets be recognized at fair value instead of amounts based on relative fair value allocations of the previous carrying value of assets transferred.

These amendments to ASC 860 will be effective on a prospective basis for transfers of financial assets occurring on or after January 1, 2010.

Manulife Financial Corporation – 2009 Q3 Report

Transition to International Financial Reporting Standards

On December 21, 2007, the United States Securities and Exchange Commission approved rule amendments that will allow the Company, subject to certain conditions, upon adoption of IFRS on January 1, 2011, to eliminate the reconciliation of IFRS to U.S. GAAP in the notes to the consolidated financial statements. Accordingly, for fiscal periods beginning January 1, 2011, the Company no longer expects to include a reconciliation of IFRS to U.S. GAAP in its consolidated financial statements.

g)
Information Provided in Connection with the Fixed Investment Option of the Deferred Annuity Contracts issued by John Hancock Variable Life Insurance Company, Deferred Annuity Contracts that feature a Market Value Adjustment to be issued by John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York and the Medium-Term Notes issued by John Hancock Life Insurance Company and to be issued by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidating financial information, presented in accordance with U.S. GAAP, has been included in these consolidated financial statements in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”) and in accordance with National Instrument 51-102 – Continuous Disclosure Obligations under Canadian provincial securities laws.  MFC has guaranteed certain securities issued or to be issued by John Hancock Variable Life Insurance Company, John Hancock Life Insurance Company, John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York and John Hancock Financial Services, Inc. (“the subsidiaries”).   These financial statements are (i) incorporated by reference in the registration statements of MFC and its subsidiaries that are described below and which relate to MFC’s guarantee of certain securities issued and to be issued by its subsidiaries and (ii) with respect to John Hancock Financial Services, Inc., are provided in reliance on an exemption from continuous disclosure obligations pursuant to Canadian provincial securities law requirements.

Manulife Financial Corporation – 2009 Q3 Report

Condensed Consolidating Balance Sheets

As at September 30, 2009	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Assets
Invested assets	$1,002	$20	$26,706	$1,959	$54,809	$7,322	$113,354	$(761)	$204,411
Investments in unconsolidated
subsidiaries	35,220	10,519	1,491	1	4,100	238	2,712	(54,281)	-
Other assets	737	474	23,943	755	15,762	3,312	23,079	(21,502)	46,560
Separate account assets	-	-	102,224	6,799	9,310	6,437	45,473	-	170,243
Total assets	$36,959	$11,013	$154,364	$9,514	$83,981	$17,309	$184,618	$(76,544)	$421,214

Liabilities and equity
Actuarial liabilities, other
policyholder benefits	$-	$-	$33,457	$1,031	$54,203	$7,104	$86,453	$(6,047)	$176,201
Consumer notes	-	-	-	-	1,319	-	-	-	1,319
Other liabilities	3,285	1,024	10,708	441	9,087	1,371	19,907	(11,113)	34,710
Long-term debt	3,900	404	684	-	-	-	(84)	(584)	4,320
Liabilities for preferred shares
and capital instruments	344	-	218	-	509	-	5,733	(2,205)	4,599
Separate account liabilities	-	-	102,224	6,799	9,310	6,437	45,473	-	170,243
Shareholders' equity	29,430	9,585	7,067	1,243	9,553	2,397	26,677	(56,522)	29,430
Non-controlling interest in
subsidiaries	-	-	6	-	-	-	459	(73)	392
Total liabilities and equity	$36,959	$11,013	$154,364	$9,514	$83,981	$17,309	$184,618	$(76,544)	$421,214

As at September 30, 2008	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Assets
Invested assets	$2	$108	$22,104	$1,027	$52,847	$7,129	$93,554	$(672)	$176,099
Investments in unconsolidated
subsidiaries	25,896	10,277	626	1	3,520	148	3,168	(43,636)	-
Other assets	399	52	19,833	656	15,829	3,415	19,960	(17,365)	42,779
Separate account assets	-	-	91,208	6,103	10,241	6,776	37,731	-	152,059
Total assets	$26,297	$10,437	$133,771	$7,787	$82,437	$17,468	$154,413	$(61,673)	$370,937

Liabilities and equity
Actuarial liabilities, other
policyholder benefits	$-	$-	$29,408	$799	$53,088	$7,373	$76,746	$(5,291)	$162,123
Consumer notes	-	-	-	-	1,758	-	-	-	1,758
Other liabilities	1,888	1,538	6,583	370	7,156	1,083	15,855	(8,421)	26,052
Long-term debt	1,300	530	676	-	-	-	326	(580)	2,252
Liabilities for preferred shares
and capital instruments	344	-	224	-	504	-	4,659	(2,145)	3,586
Separate account liabilities	-	-	91,208	6,103	10,241	6,776	37,731	-	152,059
Shareholders' equity	22,765	8,369	5,667	515	9,690	2,236	18,680	(45,157)	22,765
Non-controlling interest in
subsidiaries	-	-	5	-	-	-	416	(79)	342
Total liabilities and equity	$26,297	$10,437	$133,771	$7,787	$82,437	$17,468	$154,413	$(61,673)	$370,937

Manulife Financial Corporation – 2009 Q3 Report

Condensed Consolidating Statements of Operations

For the nine months ended September 30, 2009	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Revenue
Premium income	$-	$-	$840	$22	$2,397	$61	$6,666	$(5)	$9,981
Net investment income	27	110	1,098	144	579	84	5,256	(389)	6,909
Fee income and other revenue	59	(3)	1,377	166	242	316	4,634	(1,003)	5,788
Total revenue	$86	$107	$3,315	$332	$3,218	$461	$16,556	$(1,397)	$22,678

Policy benefits and expenses
Policyholder benefits	$-	$-	$544	$(113)	$3,542	$317	$9,076	$(11)	$13,355
Commissions, investment and general
expenses	30	-	812	45	680	45	3,180	(1,205)	3,587
Amortization of deferred acquisition
costs and value of business acquired	-	-	872	138	90	5	798	(1)	1,902
Other	190	56	85	4	337	38	609	(180)	1,139
Total policy benefits and expenses	$220	$56	$2,313	$74	$4,649	$405	$13,663	$(1,397)	$19,983

Income (loss) before income taxes	$(134)	$51	$1,002	$258	$(1,431)	$56	$2,893	$-	$2,695
Income tax (expense) recovery	32	(18)	(238)	(88)	429	(49)	(81)	-	(13)
Income (loss) after income taxes	$(102)	$33	$764	$170	$(1,002)	$7	$2,812	$-	$2,682
Equity in net income of
unconsolidated subsidiaries	2,784	(947)	161	-	39	4	(1,108)	(933)	-
Net income (loss)	$2,682	$(914)	$925	$170	$(963)	$11	$1,704	$(933)	$2,682
Attributable to:
Non-controlling interest	$-	$-	$(4)	$-	$-	$-	$2	$5	$3
Participating policyholders	-	-	12	-	(73)	-	(167)	(19)	(247)
Shareholders	2,682	(914)	917	170	(890)	11	1,869	(919)	2,926
	$2,682	$(914)	$925	$170	$(963)	$11	$1,704	$(933)	$2,682

For the nine months ended September 30, 2008	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Revenue
Premium income	$-	$-	$711	$12	$1,992	$55	$7,257	$(4)	$10,023
Net investment income	3	16	1,223	147	1,935	222	(960)	(52)	2,534
Fee income and other revenue	48	8	1,731	148	237	205	4,406	(1,550)	5,233
Total revenue	$51	$24	$3,665	$307	$4,164	$482	$10,703	$(1,606)	$17,790

Policy benefits and expenses
Policyholder benefits	$-	$-	$2,788	$144	$3,221	$286	$5,453	$(10)	$11,882
Commissions, investment and general
expenses	19	2	619	39	678	34	3,551	(1,397)	3,545
Amortization of deferred acquisition
costs and value of business acquired	-	-	90	46	75	42	210	(20)	443
Other	66	38	103	2	280	26	713	(179)	1,049
Total policy benefits and expenses	$85	$40	$3,600	$231	$4,254	$388	$9,927	$(1,606)	$16,919

Income (loss) before income taxes	$(34)	$(16)	$65	$76	$(90)	$94	$776	$-	$871
Income tax (expense) recovery	(4)	6	77	(18)	22	(30)	16	-	69
Income (loss) after income taxes	$(38)	$(10)	$142	$58	$(68)	$64	$792	$-	$940
Equity in net income of
unconsolidated subsidiaries	978	42	59	-	94	3	457	(1,633)	-
Net income	$940	$32	$201	$58	$26	$67	$1,249	$(1,633)	$940
Attributable to:
Non- controlling interest	$-	$-	$(7)	$-	$-	$-	$(10)	$3	$(14)
Participating policyholders	-	-	(19)	-	52	(1)	130	40	202
Shareholders	940	32	227	58	(26)	68	1,129	(1,676)	752
	$940	$32	$201	$58	$26	$67	$1,249	$(1,633)	$940

Manulife Financial Corporation – 2009 Q3 Report

Condensed Consolidating Statements of Cash Flows

For the nine months ended September 30, 2009	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Operating activities
Net income (loss)	$2,682	$(914)	$925	$170	$(963)	$11	$1,704	$(933)	$2,682
Adjustments for non-cash items in net income:
Equity in net income of
unconsolidatedsubsidiaries	(2,784)	947	(161)	-	(39)	(4)	1,108	933	-
Increase in actuarial liabilities
and policy related items	-	-	508	63	1,583	(53)	7,145	-	9,246
Net realized investment gains
and other investment items	(24)	(96)	463	(1)	1,622	175	(2,672)	-	(533)
Capitalized amounts net of amortization of deferred acquisition costs and value
of business acquired	-	-	(197)	57	(194)	(23)	(310)	-	(667)
Amortization of premium/discount	-	-	1	5	90	12	(472)	-	(364)
Other amortization	-	-	51	-	51	6	188	-	296
Future income tax expense (recovery)	(9)	18	310	98	(407)	73	75	-	158
Stock option expense	-	-	5	-	2	-	12	-	19
Non-controlling interest in subsidiaries	-	-	-	-	-	-	(2)	-	(2)
Net income (loss) adjusted for non-cash items	$(135)	$(45)	$1,905	$392	$1,745	$197	$6,776	$-	$10,835
Change in other operating assets
liabilities	34	(88)	(2,388)	(193)	1,261	(57)	1,781	-	350
Cash (used in) provided by
operating activities	$(101)	$(133)	$(483)	$199	$3,006	$140	$8,557	$-	$11,185

Investing activities
Purchase and mortgage advances	$-	$-	$(6,043)	$(718)	$(5,788)	$(567)	$(20,234)	$35	$(33,315)
Disposals and repayments	-	-	4,376	157	6,515	658	14,685	(35)	26,356
Change in investment broker net
receivables and payables	-	-	(38)	12	9	(4)	292	-	271
Subscription of preferred shares
issued by a subsidiary	668	-	-	-	-	-	(668)	-	-
Capital contribution to
unconsolidated subsidiaries	(2,149)	-	(392)	-	-	-	(623)	3,164	-
Cash (used in) provided by
investing activities	$(1,481)	$-	$(2,097)	$(549)	$736	$87	$(6,548)	$3,164	$(6,688)

Manulife Financial Corporation – 2009 Q3 Report

Condensed Consolidating Statements of Cash Flows (continued)

For the nine months ended September 30, 2009	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Financing activities
Decrease in securities sold but not
yet purchased	$-	$-	$-	$-	$-	$-	$(1,067)	$-	$(1,067)
Issue of long-term debt, net	1,592	-	-	-	-	-	-	-	1,592
Repayment of long-term debt	(1,000)	-	-	-	-	-	-	-	(1,000)
Return of capital to parent	-	-	-	302	-	-	89	(391)	-
Net redemptions of structured products	-	-	542	13	(1,464)	67	(2,898)	-	(3,740)
Bank deposits, net	-	-	2,224	-	-	-	880	-	3,104
Consumer notes matured	-	-	-	-	(490)	-	-	-	(490)
Shareholder dividends paid in cash	(974)	-	-	-	-	-	-	-	(974)
Issue of debenture	-	-	-	-	-	-	1,000	-	1,000
Capital from joint venture partner	-	-	-	-	-	-	35	-	35
Notes payable to subsidiary	3,066	-	-	-	-	-	-	(3,066)	-
Notes receivable from subsidiary	(320)	-	-	-	-	-	-	320	-
Notes payable to parent	-	-	-	-	-	-	320	(320)	-
Notes receivable from parent	-	-	-	-	-	-	(3,066)	3,066	-
Notes payable to affiliates	(747)	(654)	-	-	-	-	1,290	111	-
Notes receivable from affiliates	-	(35)	-	-	9	-	137	(111)	-
Funds repaid, net	-	-	-	-	-	-	(20)	-	(20)
Preferred shares issued, net	781	-	-	-	-	-	-	-	781
Common shares issued, net	163	-	-	-	1	-	944	(1,088)	20
Capital contribution by parent	-	623	-	-	-	-	1,062	(1,685)	-
Cash (used in) provided by
financing activities	$2,561	$(66)	$2,766	$315	$(1,944)	$67	$(1,294)	$(3,164)	$(759)
Cash and short-term securities
Increase (decrease) during the year	$979	$(199)	$186	$(35)	$1,798	$294	$715	$-	$3,738
Currency impact on cash and
short-term securities	-	(31)	(1,167)	(116)	(310)	(58)	82	-	(1,600)
Balance, January 1	23	243	7,918	708	2,234	434	5,320	-	16,880
Balance, September 30	$1,002	$13	$6,937	$557	$3,722	$670	$6,117	$-	$19,018
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$23	$243	$8,114	$708	$2,396	$447	$5,428	$-	$17,359
Net payments in transit, included
in other liabilities	-	-	(196)	-	(162)	(13)	(108)	-	(479)
Net cash and short-term
securities, January 1	$23	$243	$7,918	$708	$2,234	$434	$5,320	$-	$16,880
End of period
Gross cash and short-term securities	$1,002	$13	$7,131	$574	$3,804	$687	$6,311	$-	$19,522
Net payments in transit, included
in other liabilities	-	-	(194)	(17)	(82)	(17)	(194)	-	(504)
Net cash and short-term
securities, September 30	$1,002	$13	$6,937	$557	$3,722	$670	$6,117	$-	$19,018

Manulife Financial Corporation – 2009 Q3 Report

Condensed Consolidating Statements of Cash Flows

For the nine months ended September 30, 2008	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Operating activities
Net income (loss)	$940	$32	$201	$58	$26	$67	$1,249	$(1,633)	$940
Adjustments for non-cash items in net income:
Equity in net income of
unconsolidated subsidiaries	(978)	(42)	(59)	-	(94)	(3)	(457)	1,633	-
Increase in actuarial liabilities
and policy related items	-	-	1,202	31	1,583	94	3,135	-	6,045
Net realized investment gains
and other investment items	-	-	93	(8)	291	33	3,420	-	3,829
Capitalized amounts net of
amortization of deferred acquisition costs and value
of business acquired	-	-	(1,119)	(72)	(93)	(18)	(974)	-	(2,276)
Amortization of premium/discount	-	-	(25)	-	146	15	147	-	283
Other amortization	-	(3)	45	-	44	6	173	-	265
Future income tax expense (recovery)	11	-	(15)	7	(10)	28	(713)	(3)	(695)
Stock option expense	-	-	4	-	2	-	13	-	19
Non-controlling interest in subsidiaries	-	-	-	-	-	-	14	-	14
Net income (loss) adjusted for non-cash items	$(27)	$(13)	$327	$16	$1,895	$222	$6,007	$(3)	$8,424
Change in other operating assets
and liabilities	(51)	36	(235)	78	265	71	(479)	3	(312)
Cash (used in) provided by
operating activities	$(78)	$23	$92	$94	$2,160	$293	$5,528	$-	$8,112

Investing activities
Purchase and mortgage advances	$-	$-	$(6,154)	$(350)	$(5,751)	$(476)	$(25,529)	$-	$(38,260)
Disposals and repayments	-	-	4,858	199	7,007	423	20,669	-	33,156
Change in investment broker net
receivables and payables	-	4	(17)	8	11	7	(269)	-	(256)
Capital contribution to
unconsolidated subsidiaries	-	(509)	(71)	-	-	-	-	580	-
Dividends from unconsolidated
subsidiary	-	509	-	-	-	-	90	(599)	-
Cash (used in) provided by
investing activities	$-	$4	$(1,384)	$(143)	$1,267	$(46)	$(5,039)	$(19)	$(5,360)

Manulife Financial Corporation – 2009 Q3 Report

Condensed Consolidating Statements of Cash Flows (continued)

For the nine months ended September 30, 2008	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Financing activities
Decrease in securities sold but not
yet purchased	$-	$-	$-	$-	$-	$-	$(59)	$-	$(59)
Issue of long-term debt, net	948	-	-	-	(2)	-	-	-	946
Repayment of long-term debt	(14)	-	-	-	-	-	-	-	(14)
Dividends paid to parent	3,120	(2,554)	-	-	(509)	-	(656)	599	-
Return of capital to parent	-	509	-	-	-	-	-	(509)	-
Net redemptions of structured products	-	-	1,008	78	(3,047)	146	(2,231)	-	(4,046)
Bank deposits, net	-	-	(1,022)	-	-	-	2,024	-	1,002
Consumer notes matured	-	-	-	-	(603)	-	-	-	(603)
Shareholder dividends paid in cash	(1,128)	-	-	-	-	-	-	-	(1,128)
Notes payable to subsidiary	944	-	429	-	-	-	-	(1,373)	-
Notes receivable from subsidiary	(129)	-	-	-	-	-	(429)	558	-
Notes payable to parent	-	-	-	-	-	-	129	(129)	-
Notes receivable from parent	-	-	-	-	-	-	(944)	944	-
Notes payable to affiliates	101	476	-	-	497	-	(398)	(676)	-
Notes receivable from affiliates	(665)	1,057	(313)	-	(517)	-	(238)	676	-
Funds repaid, net	-	-	-	-	-	-	28	-	28
Purchase and cancellation of
common shares	(403)	-	-	-	-	-	-	-	(403)
Preferred shares (redeemed) issued
by a subsidiary	(10)	-	-	-	-	-	10	-	-
Common shares issued, net	(1,684)	-	-	-	3	-	1,722	-	41
Capital contribution by parent	(1,000)	-	506	-	-	-	565	(71)	-
Cash (used in) provided by
financing activities	$80	$(512)	$608	$78	$(4,178)	$146	$(477)	$19	$(4,236)
Cash and short-term securities
Increase (decrease) during the year	$2	$(485)	$(684)	$29	$(751)	$393	$12	$-	$(1,484)
Currency impact on cash and
short-term securities	-	3	424	19	176	7	54	-	683
Balance, January 1	-	585	5,597	225	2,809	80	2,691	-	11,987
Balance, September 30	$2	$103	$5,337	$273	$2,234	$480	$2,757	$-	$11,186

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$-	$585	$5,777	$225	$2,950	$112	$2,826	$-	$12,475
Net payments in transit, included in
other liabilities	-	-	(180)	-	(141)	(32)	(135)	-	(488)
Net cash and short-term securities,
January 1	$-	$585	$5,597	$225	$2,809	$80	$2,691	$-	$11,987

End of period
Gross cash and short-term securities	$2	$103	$5,554	$273	$2,348	$497	$2,940	$-	$11,717
Net payments in transit, included in
other liabilities	-	-	(217)	-	(114)	(17)	(183)	-	(531)
Net cash and short-term securities,
September 30	$2	$103	$5,337	$273	$2,234	$480	$2,757	$-	$11,186
Manulife Financial Corporation – 2009 Q3 Report

N O T E 15                      Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

Manulife Financial Corporation – 2009 Q3 Report

STATISTICAL SUMMARY

(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	2009			2008
	Q3	Q2	Q1	Q4	Q3
Net income (loss)	$(138)	$1,784	$(1,071)	$(1,869)	$507
Net income (loss) attributed to participating policyholders	34	10	(3)	1	(3)
Net income (loss) attributed to shareholders	$(172)	$1,774	$(1,068)	$(1,870)	$510
Preferred share dividends	(21)	(16)	(7)	(8)	(7)
Net income (loss) available to common shareholders	$(193)	$1,758	$(1,075)	$(1,878)	$503

Premiums and deposits
Life and health insurance premiums 1	$3,601	$3,591	$4,278	$4,460	$4,017
Annuity and pension premiums	1,758	1,648	1,778	1,577	1,157
Segregated fund deposits	4,370	4,429	5,107	4,913	4,367
Mutual fund deposits	2,118	2,141	2,096	1,824	2,173
Institutional advisory account deposits	758	2,190	1,181	1,025	1,646
ASO premium equivalents	635	662	669	633	601
Group Benefits ceded 1	909	932	-	-	-
Other fund deposits	204	160	124	142	123
Premiums and deposits excluding variable annuities	$14,353	$15,753	$15,233	$14,574	$14,084
Variable annuities premium and deposits	1,885	3,443	4,068	4,919	4,006
Total premiums and deposits	$16,238	$19,196	$19,301	$19,493	$18,090

Funds under management
General fund	$188,465	$188,332	$191,132	$187,501	$165,163
Segregated funds	187,582	177,511	163,816	164,755	165,488
Mutual funds	32,310	26,435	24,001	25,629	28,213
Institutional advisory accounts	21,235	21,956	20,798	20,633	20,304
Other funds	6,952	6,621	5,597	5,937	6,112
Total funds under management	$436,544	$420,855	$405,344	$404,455	$385,280

Capital
Liabilities for preferred shares and qualifying capital instruments	$4,043	$3,084	$3,139	$3,122	$3,043
Non-controlling interest in subsidiaries	216	209	222	217	167
Equity
Participating policyholders' equity	103	69	59	62	61
Shareholders' equity
Preferred shares	1,419	1,419	1,080	638	638
Common shares	16,444	16,250	16,177	16,157	13,943
Contributed surplus	176	169	161	160	156
Retained earnings 2	12,289	12,693	11,356	12,850	15,116
Accumulated other comprehensive loss on AFS securities and translation of net foreign operations	(3,950)	(2,816)	(1,949)	(2,316)	(4,868)
Total capital	$30,740	$31,077	$30,245	$30,890	$28,256

Selected key performance measures
Basic earnings (loss) per common share	$(0.12)	$1.09	$(0.67)	$(1.24)	$0.34
Diluted earnings (loss) per common share	$(0.12)	$1.09	$(0.67)	$(1.24)	$0.33
Return on common shareholders' equity (annualized) 3	(3.0)%	26.9%	(16.2)%	(28.6)%	8.2%
Book value per common share	$15.30	$16.23	$15.81	$16.48	$16.26
Market value to book value ratio	1.47	1.24	0.90	1.26	2.35
Market capitalization ($ billions)	36.5	32.6	22.9	33.5	57.1
Common shares outstanding (in millions)
End of period	1,623	1,614	1,611	1,610	1,492
Weighted average - basic	1,615	1,611	1,610	1,519	1,492
Weighted average - diluted	1,615	1,616	1,610	1,519	1,503

1 At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported in the income statement. The Company continues to retain certain benefits and certain risks on this business and the associated direct premiums continue to be included in the overall premiums and deposits metric as "Group Benefits ceded".

2 Opening retained earnings at January 1, 2007 have been reduced by $229 relating to an understatement of policy liabilities and an understatement of future income tax liabilities relating primarily to periods prior to the merger with John Hancock Financial Services, Inc. in April 2004.

3 Return on common shareholders' equity is net income (loss) available to common shareholders divided by average common shareholders' equity excluding accumulated other comprehensive income (loss) on AFS securities and cash flow hedges.

Manulife Financial Corporation – 2009 Q3 Report

SHAREHOLDER INFORMATION

Manulife Financial Corporation

Corporate Headquarters
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Tel:  (416) 926 - 3000
Web site: www.manulife.com

Investor Relations
Institutional investors, brokers, security analysts and other investors requiring financial information may contact our Investor Relations Department or access our website at www.manulife.com
Tel:  1-800-795-9767
Fax: (416) 926-3503
e-mail:  investor_relations@manulife.com

Shareholder Services
For information or assistance regarding your shareholdings, including changes of address, changes in registration, direct deposit dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically, please contact our Transfer Agents.

Transfer Agent and Register

Contact our Transfer Agent for information regarding your shareholdings, including changes of address, changes in registration, direct deposit of dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically.

Transfer Agent in Canada
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, ON Canada M5C 2W9
Local: 416-643-6268
Toll Free: 1-800-783-9495
Fax:    1-877-713-9291
e-mail:  inquiries@cibcmellon.com

CIBC Mellon offices are also available in Montreal, Halifax, Vancouver and Calgary.

Transfer Agent in the United States
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA  15252-8015 U.S.A.
Tel:  1-800-249-7702
e-mail: shrrelations@bnymellon.com

Transfer Agent in Hong Kong
Computershare Hong Kong
Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Tel:  852-2862–8628

Transfer Agent in the Philippines
The Hong Kong and Shanghai Banking
Corporation Limited
Stock Transfer Department
30/F Discovery Suites
25 ADB Avenue
Ortigas Center, Pasig City
Philippines
Tel:  (632) 683-2685

Auditors

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada
www.manulife.com

The following Manulife Financial documents are available online at www.manulife.com

·	Annual Report and Proxy Circular

·	Notice of Annual Meeting

·	Shareholders Reports

·	Public Accountability Statement

·	Corporate Governance material

Manulife Financial Corporation – 2009 Q3 Report

Ratings

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at September 30, 2009, Manulife Financial had total capital of Cdn$30.7 billion, including Cdn$29.2 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

A.M. Best	A+	(2nd of 15 ratings)
Dominion Bond Rating Service	IC-1	(1st of 6 ratings)
Fitch Ratings	AA	(3rd of 21 ratings)
Moody’s	Aa3	4th of 21 ratings)
Standard & Poor’s	AA+	(2nd of 21 ratings)

Common Stock Trading Data

The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the first quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.

As at September 30, 2009, there were 1,623 million common shares outstanding.

July 1 – September 30, 2009	Toronto Canadian $	New York United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$ 26.50	$ 24.97	$ 193.3	P 1,100
Low	$ 18.51	$ 15.87	$ 127.0	P 700
Close	$ 22.50	$ 20.94	$ 159.8	P 900
Average Daily Volume (000)	5,818	2,829	451	0.3

Manulife Financial Corporation – 2009 Q3 Report

Consent to receive documents electronically

Electronic documents available from Manulife Financial

Manulife Financial is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife Financial documents available electronically are:
•	Annual Report and Proxy Circular
•	Notice of Annual Meeting
•	Shareholder Reports
•	Public Accountability Statement
•	Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

To view, download and/or save the materials you will require access to an Internet service provider and a personal computer with Adobe Acrobat Reader™ and either Netscape Navigator™ or Microsoft Internet Explorer™ installed.

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To receive documents electronically when they are available through Manulife Financial’s electronic delivery service, complete this form and return it as indicated.

I have read and understand the statement on the reverse and consent to receive electronically the Manulife Financial documents listed in the manner described. I acknowledge that I have the computer requirements to access the documents that are made available on Manulife Financial’s Web site. I understand that I am not required to consent to electronic delivery and that I may revoke my consent at any time.

Please note: We will contact you by phone only if there is a problem with your email address.
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Manulife Financial Corporation – 2009 Q3 Report